Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

PATTERSON-UTI ENERGY, INC.,

PECOS MERGER SUB INC.,

PECOS SECOND MERGER SUB LLC

and

NEXTIER OILFIELD SOLUTIONS INC.

Dated as of June 14, 2023

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5.13	Environmental Matters	23
5.14	Tax Matters	24
5.15	Intellectual Property	26
5.16	Insurance	27
5.17	Material Contracts	27
5.18	Title to Assets	30
5.19	Real Property	30
5.20	Affiliate Transactions	30
5.21	Information Supplied	31
5.22	No Other Representations or Warranties; Non-Reliance	31

ARTICLE VI INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT		32

6.1	Parent Capital Structure	32
6.2	Parent Recommendation and Fairness	33
6.3	Parent Voting Requirements	33
6.4	Merger Subs	33
6.5	Parent Brokers and Finders	34
6.6	Company Capital Structure	34
6.7	Company Recommendation and Fairness	35
6.8	Company Brokers and Finders	35
6.9	Company Voting Requirements	35

ARTICLE VII COVENANTS		36

7.1	Interim Operations	36
7.2	Acquisition Proposals; Change of Recommendation	41
7.3	Proxy Statement/Prospectus Filing; Information Supplied	46
7.4	Stockholders Meetings	47
7.5	Cooperation; Efforts to Consummate	49
7.6	Status Notifications	51
7.7	Termination of Indebtedness	52
7.8	Information; Access and Reports	52
7.9	Stock Exchange Listing and Delisting	53
7.10	Publicity	54
7.11	Employee Benefits	54
7.12	Certain Tax Matters	56
7.13	Expenses	57
7.14	Indemnification; Directors’ and Officers’ Insurance	57
7.15	Takeover Statutes	59
7.16	Section 16 Matters	59
7.17	Stockholder Litigation	60
7.18	Parent Sub Stockholder Consent	60
7.19	Company Stockholders Agreement	60
7.20	Forum Selection Bylaw	60

ii

ARTICLE VIII CONDITIONS		60

8.1	Conditions to Each Party’s Obligation to Effect the Mergers	60
8.2	Conditions to Obligations of the Parent Parties	61
8.3	Conditions to Obligation of the Company	62

ARTICLE IX TERMINATION		63

9.1	Termination	63
9.2	Effect of Termination	65

ARTICLE X MISCELLANEOUS AND GENERAL		68

10.1	Survival	68
10.2	Amendment; Waiver	68
10.3	Counterparts	68
10.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	68
10.5	Specific Performance	69
10.6	Notices	70
10.7	Definitions	71
10.8	Entire Agreement	83
10.9	Third-Party Beneficiaries	83
10.10	Fulfillment of Obligations	83
10.11	Non-Recourse	83
10.12	Severability	84
10.13	Interpretation; Construction	84
10.14	Successors and Assigns	85
10.15	Disclosure Letters	85
10.16	Exclusive Remedy	86

Exhibits
Exhibit A	Governance Policy
Exhibit B	Forum Selection Bylaw

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 14, 2023, is entered into by and among Patterson-UTI Energy, Inc., a Delaware corporation (“Parent”), Pecos Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Parent Sub”), Pecos Second Merger Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“LLC Sub” and, together with Parent and Parent Sub, the “Parent Parties”), and NexTier Oilfield Solutions Inc., a Delaware corporation (the “Company”). Each of Parent and the Company are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties intend to effect: (a) at the Effective Time, the merger (the “First Company Merger”) of Parent Sub with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein; and (b) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) of the Surviving Corporation with and into LLC Sub, with LLC Sub continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers (the “Transactions”), are fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), (b) approved and declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption and (d) resolved to recommend that the holders of shares of Company Common Stock vote in favor of the adoption of this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent and the holders of shares of Parent common stock, par value $0.01 per share (the “Parent Common Stock”), (b) approved and declared advisable this Agreement, the Parent Charter Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance and the Parent Charter Amendment be submitted to the holders of Parent Common Stock for their approval, and (d) resolved to recommend that the holders of shares of Parent Common Stock vote in favor of the Share Issuance and the Parent Charter Amendment;

WHEREAS, the board of directors of Parent Sub has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent Sub and Parent, its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) determined to submit the approval of the adoption of this Agreement to Parent, as sole stockholder of Parent Sub, and (d) resolved to recommend to Parent, as sole stockholder of Parent Sub, that Parent approve the adoption of this Agreement;

WHEREAS, Parent (a) as the sole member of LLC Sub has approved and adopted this Agreement concurrently with its execution pursuant to Section 18-404 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”), and (b) as the sole stockholder of Parent Sub will adopt this Agreement pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) immediately following the execution hereof (collectively, the “Parent Consents”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of Keane Investor Holdings LLC, a Delaware limited liability company, and Cerberus Capital Management, L.P., a Delaware limited partnership, has entered into a Support Agreement and Irrevocable Proxy with Parent, dated as of the date of this Agreement, whereby subject to the terms set forth therein, Keane Investor Holdings LLC has agreed to vote to adopt this Agreement;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Mergers, taken together, constitute an integrated plan and will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGERS

1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Parent Sub shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Parent Sub shall cease, and the Company shall continue as the Surviving Corporation and a direct, wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable parties hereto shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, to effect the First Company Merger. The First Company Merger shall become effective at such time on the Closing Date as the applicable parties hereto shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into LLC Sub. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and LLC Sub shall be the Surviving Company and a direct, wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable parties hereto shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”), which the applicable parties hereto shall specify in the Second Certificate of Merger.

1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas 77002 at 9:00 a.m. (Eastern time) on the second Business Day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or (to the extent permissible) waiver of such conditions) shall be satisfied or (to the extent permissible) waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Parent Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Parent Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation, and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and LLC Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and LLC Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1 Merger Consideration; Conversion of Shares of Parent Sub Common Stock; Conversion of Shares of Company Common Stock. At the Effective Time, by virtue of the First Company Merger and without any action on the part of any of the parties hereto or any holder of any capital stock of the Company, each share of common stock, par value $0.01 per share, of Parent Sub issued and outstanding immediately before the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time including each Company Restricted Stock Award but other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall automatically be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to 0.7520 (the “Exchange Ratio”) (such number of shares of Parent Common Stock, the “Merger Consideration”). At the Effective Time, all Excluded Shares shall, as a result of the First Company Merger and without any action on the part of the parties hereto or any holder of such Excluded Shares, be cancelled and shall cease to exist, and no consideration shall be paid or delivered in exchange therefor.

2.2 Cancellation of Shares of Company Common Stock. At the Effective Time, by virtue of the First Company Merger and without any action on the part of the parties hereto or any holder of any capital stock of the Company, all of the Eligible Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration pursuant to this Article II and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3; provided, that nothing in this Agreement (including this Article II and Article III) shall (a) affect the right of the holders of shares of Company Common Stock to receive any dividend or other distribution that was declared on Company Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement or (b) give holders of Company Common Stock the right to receive any dividend or other distribution declared on Parent Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement.

2.3 Treatment of Long Term Incentive Awards. This Section 2.3 shall govern the treatment of all Company Equity Awards in connection with the Transactions.

(a) Company Long Term Incentive Awards.

(i) Each Company Option Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company Option Award, but shall be converted into an option to purchase that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option Award immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option Award divided by (B) the Exchange Ratio (a “Converted Option Award”).

(ii) Each Company PSU Award that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and remain subject to the same terms and conditions (including time-based vesting through the Time Vesting Date (as defined in the applicable award agreement pursuant to which the Company PSU Award was granted), vesting under any retirement programs and dividend equivalent rights, but excluding any continued performance-based vesting requirements) as were applicable to such Company PSU Award, but shall be converted into an award with respect to (or with Settlement Value (as defined in the applicable award agreement pursuant to which the Company PSU Award was granted) determined by reference to) a number of shares of Parent Common Stock (rounded up or down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company PSU Award and (y) the Exchange Ratio (a “Converted PSU Award”). For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to such Company PSU Award shall be deemed to be the number of shares subject to the Company PSU Award with performance deemed achieved at the level of actual performance attained through immediately prior to the Closing Date.

(iii) Each Company RSU Award that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holders thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company RSU Award, but shall be converted into an award with respect to a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU Award and (y) the Exchange Ratio (a “Converted RSU Award”). Following the Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including, as applicable, dividend equivalent rights and vesting and forfeiture terms, including vesting under any retirement programs) as were applicable to the Company RSU Award immediately prior to the Effective Time.

(b) Company Actions. At or prior to the Effective Time, the Company and the Company Board (and the compensation committee of the Company Board), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Option Awards, Company RSU Awards and Company PSU Awards, (collectively, the “Company Equity Awards”) pursuant to Section 2.3(a).

(c) Parent Actions. Parent shall take all actions that are necessary for the treatment of Company Equity Awards pursuant to Section 2.3(a), including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.3. If registration of any plan interests in any Benefit Plan or the shares of Parent Common Stock issuable in satisfaction of any (i) Company Equity Awards or (ii) Converted Option Award, Converted PSU Awards, or Converted RSU Awards (collectively, “Converted Awards”) following the Effective Time (and giving effect to this Section 2.3) is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 with respect to such shares of Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plans or other Company Benefit Plans, Company Equity Awards or Converted Awards, as applicable, remain outstanding or in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required.

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

3.1 Exchange Agent. Parent shall deposit or cause to be deposited with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (a) at or prior to the Effective Time, an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Parent Common Stock required to be delivered in respect of Eligible Shares pursuant to Section 2.1 and (b) as promptly as reasonably practicable following the Effective Time, an aggregate amount of cash in U.S. Dollars sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares (such shares of Parent Common Stock, cash and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1 being the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited or invested by the Exchange Agent as directed by Parent; provided, that no such deposit or investment (or any loss resulting therefrom) shall affect the amount of cash payable to former holders of Eligible Shares pursuant to the provisions of this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Parent.

3.2 Procedures for Surrender.

(a) With respect to Certificates, as promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent or transfer of Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”) to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Non-DTC Book-Entry Shares and such other provisions as Parent or the Exchange Agent may reasonably specify) (the “Letter of Transmittal”) and (ii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly completed and validly executed Letter of Transmittal in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (A) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5 plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b) With respect to Non-DTC Book-Entry Shares, as promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a Letter of Transmittal and (ii) instructions for transferring the Non-DTC Book-Entry Shares in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of Non-DTC Book-Entry Shares by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the terms of the Letter of Transmittal and accompanying instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Non-DTC Book-Entry Shares in exchange therefore, as promptly as reasonably practicable (but in any event within five Business Days) after the Effective Time, (A) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5, plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

(c) With respect to Book-Entry Shares held through DTC, the Company and Parent shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the aggregate Merger Consideration issuable and payable in respect thereof, cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

(d) No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(e) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not payable.

3.3 Distributions with Respect to Unexchanged Shares of Company Common Stock. All shares of Parent Common Stock to be issued pursuant to the First Company Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Parent Common Stock with a record date at or after the Effective Time shall be paid to any holder of any unsurrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with Article II, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time and prior to surrender but with a payment date subsequent to surrender.

3.4 No Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5 Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 but for this Section 3.5, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (a) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1, and (b) an amount equal to the average of the daily volume weighted average price per share of Parent Common Stock on the Nasdaq (as such daily volume weighted average price per share is reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) calculated for the ten consecutive Trading Days ending on the second full Trading Day immediately prior to (and not including) the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share interests in a share of Parent Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1. The Parties acknowledge that the payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed as of the date that is 12 months after the Closing Date shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

3.7 Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, as if such lost, stolen or destroyed Certificate had been surrendered.

3.8 Withholding Rights. Each of Parent, the Surviving Corporation, the Surviving Company, the Company and the Exchange Agent, and any other withholding agent, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Eligible Shares and Company Equity Awards, or any other Person pursuant to the terms of this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or non-U.S. Tax Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld). To the extent that amounts are so deducted or withheld, and paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Eligible Shares and Company Equity Awards, as applicable, in respect of which such deduction or withholding was made, and, if a portion of the Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having delivered such Parent Common Stock to such Person, sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on the Nasdaq on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.

3.9 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend or rights offering with a record date within such period shall have been declared, then the Merger Consideration shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent Common Stock the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.10 No Liability. None of the Company, the Parent Parties, or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

ARTICLE IV

GOVERNANCE AND ADDITIONAL MATTERS

4.1 Governance and Additional Matters.

(a) Governing Documents.

(i) At the Effective Time, by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Parent Sub or any other Person, (x) the certificate of incorporation of the Company shall be amended so that it reads in its entirety the same as the certificate of incorporation of Parent Sub as in effect immediately prior to the Effective Time (except that all references therein to Parent Sub shall be automatically amended to become references to the Surviving Corporation and the provisions naming the initial director(s) or incorporator(s) of Parent Sub shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law and (y) the bylaws of the Company shall be amended so that they read in their entirety the same as the bylaws of Parent Sub as in effect immediately prior to the Effective Time (except that all references therein to Parent Sub shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

(ii) As of the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, LLC Sub or any other Person, the certificate of formation and limited liability company agreement of LLC Sub in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time until thereafter amended as provided therein or by applicable Law.

(b) Board of Directors of the Surviving Corporation. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of Parent Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

(c) Officers of the Surviving Corporation. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Parent Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

(d) Board of Directors of Parent. Prior to the Effective Time, Parent and the Company shall take all actions necessary (including by securing and causing to be delivered to Parent and the Company (with evidence thereof provided to Parent and the Company, as applicable) the resignations of then-serving directors of the Parent Board who are not Parent Designees and of the Company Board) to cause, in each case, effective as of the Effective Time: (i) the number of directors constituting the full board of directors of Parent (the “New Board”) to be 11 members; (ii) the New Board to be composed of: (A) six directors from among the members of the Parent Board as of the date of this Agreement designated by mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board prior to the mailing of the Proxy Statement/Prospectus, which shall include the Chief Executive Officer of Parent as of immediately prior to the Effective Time (the “Parent Designees”); and (B) five directors from among the members of the Company Board as of the date of this Agreement designated by mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board prior to the mailing of the Proxy Statement/Prospectus, which shall include the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time (the “Company Designees”); (iii) all of the Parent Designees and the Company Designees to be appointed, elected and approved as directors of the New Board by a vote of at least a majority of the Parent Board in office as of immediately prior to the Effective Time; and (iv) (x) the Chairman of the Parent Board as of immediately prior to the Effective Time shall be appointed to serve as Chairman of the New Board and (y) the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time shall be appointed to serve as Vice Chairman of the New Board. If, prior to the Effective Time, any Parent Designee is unwilling or unable to serve (or to continue to serve) as a director on the New Board following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such individual shall be selected by the mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board from the individuals who are members of the Parent Board as of the date of this Agreement, and such replacement shall constitute a Parent Designee for all purposes under this Agreement. If, prior to the Effective Time, any Company Designee is unwilling or unable to serve as a director on the New Board following the Effective Time as a result of illness, death, resignation or any other reason, then any replacement for such individual shall be selected by the mutual agreement of the individuals to be appointed as the Chairman and the Vice Chairman of the New Board from the individuals who are members of the Company Board as of the date of this Agreement and such replacement shall constitute a Company Designee for all purposes under this Agreement. At least five of the Parent Designees and at least four of the Company Designees shall meet the independence standards of the Nasdaq as may be applicable with respect to Parent as of the Effective Time.

(e) Officers of Parent. Prior to the Effective Time, Parent shall take all actions necessary to cause, effective as of the Effective Time, William A. Hendricks, Jr. to be appointed to serve as the chief executive officer of Parent, C. Andrew Smith to be appointed to serve as the chief financial officer of Parent, Kenneth Pucheu to be appointed to serve as the chief integration officer of Parent, and Matthew Gillard to be appointed to serve as the head of the completions business unit of Parent. If, prior to the Effective Time, any individual to be appointed pursuant to the preceding sentence is unable or unwilling to serve as a member of executive management of Parent in the capacity set forth in this Agreement, then a substitute individual shall be selected by mutual agreement of Parent and the Company. Prior to the Effective Time, the Company and Parent shall take all actions necessary to cause, effective as of the Effective Time, the executive officers (other than the officers specified in the preceding sentences) of Parent and its Subsidiaries to be those individuals selected by the Chief Executive Officer of Parent on a merit basis, after consultation with the President and Chief Executive Officer of the Company and the Chief Financial Officers of the Company and Parent and without consideration of whether the persons selected serve as officers or employees of the Company or Parent prior to the Effective Time.

(f) Pre-Closing Integration Planning. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, subject to applicable Law, cooperate with the other Party in connection with planning the integration of the businesses of the Company and Parent, the identification of synergies and the adoption of best practices for Parent and its Subsidiaries following the Effective Time. In furtherance of the foregoing, promptly following the date of this Agreement, the respective Chief Executive Officers and Chief Financial Officers of the Company and Parent shall mutually develop an integration plan with the assistance of an integration team, the members of which shall be persons selected by the respective Chief Executive Officers and Chief Financial Officers of the Company and Parent, and such integration team shall meet at least every other week (unless otherwise determined by the respective Chief Executive Officers and Chief Financial Officers of the Company and Parent) prior to the Closing Date (subject to applicable Law and the approval of their respective legal counsels) and as otherwise reasonably requested by the Company or Parent to conduct transition and integration planning.

(g) Post-Closing Integration. From and after the Effective Time, the chief integration officer of Parent and the chief financial officer of Parent shall, until the integration of Parent and the Company is substantially complete, lead an integration team (and each shall report directly to the Chief Executive Officer of Parent), the members of which shall (with the approval of the Chief Executive Officer of Parent) be persons selected by the chief integration officer of Parent and the chief financial officer of Parent.

(h) Committees of the New Board. Parent shall take all actions necessary to, effective as of the Effective Time, in each case selected with mutual agreement by Parent and the Company, (i) cause the Nominating and Corporate Governance Committee of the New Board to consist of an equal number of Parent Designees and Company Designees and (ii) cause each other committee of the New Board to consist of at least one Company Designee, such that the membership of all committees (excluding the Executive Committee) of the New Board, taken as a whole, consists of an equal number of Parent Designees and Company Designees.

(i) Name and Trading Symbol. The name and the ticker symbol of Parent as of the Effective Time shall be the name and the ticker symbol of Parent as of the date hereof.

(j) Headquarters. As of the Effective Time, Parent’s principal executive offices and headquarters will be located at Parent’s existing principal executive offices and headquarters in Houston, Texas.

(k) Governance Period. At or prior to the Closing, Parent shall take all actions (including holding a meeting of the Parent Board (or a duly authorized committee thereof)) to approve and adopt the governance policy set forth on Exhibit A (the “Governance Policy”). For a period of two years following the Effective Time (the “Governance Period”), unless required by applicable Law or stock exchange rule (as determined in good faith by the Parent Board after consultation with outside legal counsel), Parent shall not amend, modify or terminate or agree to amend, modify or terminate the Governance Policy or take any action, or agree to take any action that would have the effect of causing Parent to no longer be bound by the Governance Policy, except as approved by at least 75% of the number of directors then serving on the Parent Board. Throughout the duration of the Governance Period, unless required by applicable Law or stock exchange rule (as determined in good faith by the Parent Board after consultation with outside legal counsel), Parent shall comply in all material respects with the Governance Policy. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) each non-management Parent Designee and each Company Designee shall be an express third-party beneficiary of Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k) and (ii) Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k) shall survive consummation of the Transaction until the expiration of the Governance Period and shall be enforceable by any of such non-management Parent Designee and each Company Designee against Parent and its successors and assigns; provided, however, that none of such persons shall be entitled to bring any claim for damages or other remedies at law or equity except for claims for injunctive relief to specifically perform the actions contemplated by Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k); provided, further, that any and all fees, costs and expenses incurred by any Parent Designee or Company Designee in enforcing Section 4.1(d), Section 4.1(e), Section 4.1(g), Section 4.1(h) and this Section 4.1(k) shall be paid for by Parent.

ARTICLE V

MUTUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT

Except as set forth in the Reports of the Company or Parent, as applicable, filed with or furnished to the SEC during the period from January 1, 2021 through the day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent (the “Parent Disclosure Letter”) or delivered to Parent by the Company (the “Company Disclosure Letter” and, each of the Parent Disclosure Letter and the Company Disclosure Letter, a “Disclosure Letter”) concurrently with the execution and delivery of this Agreement, Parent hereby represents and warrants to the Company, with respect to itself and its Subsidiaries, and the Company hereby represents and warrants to the Parent Parties, with respect to itself and its Subsidiaries, that:

5.1 Organization Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. The Company has made available to Parent, and Parent has made available to the Company, complete and correct copies of such Party’s Organizational Documents, each as amended prior to the execution of this Agreement. Such Party is not in material violation of any of the provisions of such Party’s Organizational Documents.

5.2 Subsidiaries. Section 5.2 of such Party’s Disclosure Letter sets forth a true and complete list of each Subsidiary of such Party, including its jurisdiction of incorporation or formation. Section 5.2 of such Party’s Disclosure Letter also sets forth such Party’s or its Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly owned Subsidiaries of such Party. There are no outstanding contractual obligations of such Party or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of such Party or any other Person, other than guarantees by such Party of any indebtedness or other obligation of any direct or indirect wholly owned Subsidiary of such Party. No Subsidiary of such Party owns any shares of Company Common Stock or Parent Common Stock.

5.3 Corporate Authority; Approval. Such Party has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by such Party have been duly authorized by all necessary corporate action on the part of such Party, in each case subject only to, in the case of Parent, approval of (a) the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of shares of Parent Common Stock representing a majority of votes properly cast on the Share Issuance and (b) an amendment to the Parent Charter to increase the authorized number of shares of Parent Common Stock to 800,000,000 shares (the “Parent Charter Amendment”) by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on such matter, in each case, at a meeting of the Parent stockholders duly called and held for such purpose (clauses (a) and (b), collectively, the “Requisite Parent Vote”), and in the case of the Company, adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a meeting of the Company stockholders duly called and held for such purpose (the “Requisite Company Vote”). Assuming the due execution and delivery by the other Party, this Agreement constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

5.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (“Filings”) (i) pursuant to the DGCL, the DLLCA, the HSR Act, the Exchange Act and the Securities Act, (ii) required to be made with the NYSE or the Nasdaq, (iii) pursuant to federal and state securities, takeover and “blue sky” Laws and (iv) included in Section 5.4(a) of such Party’s Disclosure Letter (collectively, the “Approvals”), no Filings are required to be made or obtained by such Party with, nor are any required to be obtained by such Party with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Transactions except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party (provided, that clause (D) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 5.4(a)).

(b) Subject to obtaining the Requisite Parent Vote and the Requisite Company Vote, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of such Party or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any Contract binding upon such Party or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a) under any Law to which such Party or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon such Party or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party (provided, that clauses (C) and (D) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 5.4(b)).

5.5 Reports; Internal Controls.

(a) Such Party has filed or furnished, as applicable, on a timely basis, all forms, schedules, prospectuses, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2021 (the “Applicable Date”) (the forms, schedules, prospectuses, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing), such Party’s Reports did not, and any of such Party’s Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of such Party is subject to periodic reporting requirements of the Exchange Act other than as part of such Party’s consolidated group or required to file any form, report or other document with the SEC, the NYSE, the Nasdaq, any other stock exchange or comparable Governmental Entity other than routine and ordinary filings (such as filings regarding ownership holdings or transfers).

(b) Such Party is, and has been at all times since the Applicable Date, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the Nasdaq, as applicable. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, neither such Party nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of such Party.

(c) Since the Applicable Date, such Party has maintained disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information relating to such Party, including its consolidated Subsidiaries, required to be disclosed in such Party’s periodic and current reports under the Exchange Act is accumulated and communicated to such Party’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of such Party have evaluated the effectiveness of such Party’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Report of such Party that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Such Party is not a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among such Party, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any agreement described in Section 303(a)(4) of Regulation S-K promulgated under the Exchange Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, such Party in such Party’s consolidated financial statements.

(e) Such Party maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(f) Since the Applicable Date, none of such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party has received any oral or written notification of (i) any “significant deficiency” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and has identified for such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party any “material weakness” in internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in such Party’s internal controls over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from such Party’s employees regarding questionable accounting or auditing matters, have been received by such Party. Since the Applicable Date, no attorney representing such Party or any of its Subsidiaries, whether or not employed by such Party or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty or similar violation by such Party or any of its officers, directors, employees or agents to such Party’s chief legal officer, audit committee (or other committee designated for the purpose) pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or such Party’s policy contemplating such reporting, including in instances not required by those rules. Since the Applicable Date, any material change in internal control over financial reporting required to be disclosed in any Report has been so disclosed.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to such Party’s Reports. To the Knowledge of such Party, none of such Party’s Reports is subject to ongoing review or outstanding SEC comment or investigation. Such Party has made available to the other Party true, correct and complete copies of all written correspondence between the SEC, on the one hand, and such Party and any of its Subsidiaries, on the other hand, with respect to open comments occurring since the Applicable Date.

5.6 Financial Statements. The financial statements (including related notes, if any) of such Party included in the Reports of such Party at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (a) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (b) were prepared in all material respects in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and (c) fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments which are not material in significance or amount, and to any other adjustments described therein, including the notes thereto) the consolidated financial position of such Party and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. The books and records of such Party and its Subsidiaries are accurate and complete, in all material respects, have been maintained in accordance with sound business practices and GAAP (to the extent applicable) and accurately present and reflect in all material respects all of the transactions and actions described therein and such Party’s financial statements have been prepared, in all material respects, in accordance with such books and records.

5.7 Absence of Certain Changes or Events.

(a) Since December 31, 2022 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their businesses in all material respects in the Ordinary Course.

(b) Since December 31, 2022, there has not been any Effect that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.8 Litigation and Liabilities.

(a) There are no Proceedings (other than arising from or relating to the Mergers or any of the other transactions contemplated by this Agreement) before any Governmental Entity pending against or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries, or any of their respective properties or assets or directors or officers, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b) Except for obligations and liabilities (i) reflected or reserved against in such Party’s most recent consolidated balance sheets (or the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since the date of such Party’s most recent consolidated balance sheets included in such Party’s

Reports filed prior to the date of this Agreement, or (iii) incurred in connection with or contemplated by this Agreement, there are no obligations or liabilities of any nature of such Party or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required by GAAP to be set forth on a consolidated balance sheet of such Party, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c) Neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. There has not been since the Applicable Date nor are there currently any internal investigations or inquiries being conducted by such Party, such Party’s board of directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any material financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

5.9 Employee Benefits.

(a) Section 5.9(a) of such Party’s Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan of such Party. With respect to each material Benefit Plan, such Party has provided or made available to the other Party a current, accurate and complete copy of each of the following, to the extent applicable: (i) each material Benefit Plan document, (ii) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description and any summaries of material modifications and (iv) the Form 5500 and attached schedules for the three most recent plan years.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Benefit Plan (including any related trusts), has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by such Party or any of its Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued and reflected in such Party’s consolidated financial statements in accordance with GAAP and (iii) there are no pending or, to the Knowledge of such Party, threatened (in writing) claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto.

(c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code, and to the Knowledge of such Party, nothing has occurred that would be reasonably expected to materially adversely affect the qualification of any such Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Benefit Plan, neither such Party nor any of its Subsidiaries has engaged in a transaction in connection with which such Party or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed pursuant to Sections 4975 or 4976 of the Code.

(d) Neither such Party nor any of its Subsidiaries nor any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) maintains, sponsors or contributes to, or has within the past six years maintained, sponsored or contributed to, or has any material liability with respect to (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a Multiemployer Plan.

(e) Except as required by Section 4980B of the Code (“COBRA”) or comparable state Law, no Benefit Plan provides material retiree or post-employment medical, life insurance or other welfare benefits to any Person, and none of such Party or any of its Subsidiaries has any obligation to provide such benefits (excluding such Benefit Plan that provides for employer payment or subsidy of COBRA premiums). No Party or any of its Subsidiaries has any material liability under Sections 4980D, 4980H, 6721 or 6722 of the Code.

(f) Except as set forth in Section 5.9(f) of such Party’s Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement or the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Service Provider to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Service Provider, (iii) directly or indirectly cause either such Party to transfer or set aside any assets to fund any benefits under any Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code).

(g) Neither such Party nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement of such Party of any of its Subsidiaries provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all Benefit Plans that are maintained primarily for the benefit of Service Providers outside of the United States (“Non-U.S. Benefit Plans”) comply with their terms and applicable local Law, and (ii) each Non-U.S. Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved and each Non-U.S. Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment. No Non-U.S. Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA).

5.10 Labor Matters.

(a) No labor organization or group of Service Providers of any Party or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of such Party, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are, and since the Applicable Date have been, no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of such Party, threatened against or involving any Party or any of their respective Subsidiaries. No Party or its Subsidiaries is subject to or bound by any collective bargaining agreement or other Contract with, and no employee of any Party or its Subsidiaries are represented by (with respect to their employment by such Party or its Subsidiaries), any labor union, works council, or other labor organization or employee representative. To the Knowledge of such Party, there are, and since the Applicable Date have been, no union organizing activities pending or threatened with respect to employees of any Party or its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) each Party and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment standards, workers’ compensation, terms and conditions of employment, employment and employment practices, the termination of employment, wages and hours, classification of employees as exempt or non-exempt, immigration, equal employment opportunities (including the prevention of sexual harassment), the provision of meal and rest breaks, pay for all working time, classification of independent contractors, employee training and notices, affirmative action, COVID-19, unemployment insurance, and occupational safety and health, and (ii) no Party or any of its Subsidiaries has any liability or obligation under the WARN Act that remains unsatisfied.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party, there have been no written or other formal claims or investigations of harassment, discrimination, retaliation or similar actions against any senior manager, officer or director of such Party or its Subsidiaries at any time since the Applicable Date.

(d) To the Knowledge of such Party, since the Applicable Date, no allegations of sexual harassment have been made to such Party or its Subsidiaries against any individual in his or her capacity as a Service Provider to such Party or its Subsidiaries at a level of Senior Vice President or above.

5.11 Compliance with Laws; Licenses.

(a) The businesses of such Party and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b) Except with respect to regulatory matters covered by Section 7.5, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, nor has such Party received any notice or communication of noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted, (ii) all such Licenses are in full force and effect, (iii) there is not currently threatened any suspension, revocation, termination, non-renewal, adverse modification or cancellation of any License and (iv) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any License.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party, its Subsidiaries and, to the Knowledge of such Party, their respective Representatives, are, and since the Applicable Date, have been, in compliance with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§78dd-l. et seq.), as if its foreign payments provisions were fully applicable to such Party, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which such Party and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving such Party.

(e) Neither such Party nor any of its Subsidiaries, nor, to the Knowledge of such Party, any of their Representatives, since the Applicable Date (i) has been or is a Person that is (x) listed on any list of designated or blocked persons related to trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures, including those administered, enacted or enforced by the United States (including the Department of Treasury, Office of Foreign Assets Control), the European Union and enforced by its member states, the United Nations or His Majesty’s Treasury (collectively, “Sanctions”); (y) a Governmental Entity of, located, or organized or resident in, a country or region that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic of Ukraine but subject to such changes as take place over time); or (z) 50% or more owned or controlled by any one or more of the foregoing, individually or in the aggregate (collectively, a “Sanctioned Person”); (ii) has (acting for or on behalf of such Party or any of its Subsidiaries) transacted business with or for the benefit of a Sanctioned Person or otherwise violated applicable Sanctions; or (iii) has committed a violation of any applicable Laws, rules and regulations relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import Laws administered by U.S. Customs and Border Protection), except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party.

5.12 Takeover Statutes; Rights Plan. The Company has expressly elected not to be governed by Section 203 of the DGCL pursuant to Section 203(b)(1) of the DGCL (“Section 203”). Other than Section 203 with respect to Parent, no other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation is applicable to such Party, the shares of Company Common Stock, in the case of the Company, the shares of Parent Common Stock, in the case of Parent, this Agreement or the Transactions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which such Party is a party or is otherwise bound. The Parent Board has taken all actions necessary so that the restrictions applicable to business combinations contained in Section 203 are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Transactions.

5.13 Environmental Matters.

(a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on such Party:

(i) such Party and each of its Subsidiaries is and since the Applicable Date has been, in compliance with all applicable Environmental Laws, which compliance includes the possession of and compliance with Licenses required pursuant to any Environmental Law for it to own, lease or operate its properties and other assets and to conduct its business and operations and all such Licenses are in full force and effect;

(ii) there has been no Release, treatment, storage, disposal or arrangement for the disposal of, transportation, or handling of, exposure to, or contamination by, Hazardous Materials by such Party nor any of its Subsidiaries nor any other Person, including on, under, from or affecting any properties or facilities currently or formerly, owned, leased or operated by such Party or any of its Subsidiaries or any predecessor of any of them, in each case that has resulted or would result in any liabilities under Environmental Laws of such Party or any of its Subsidiaries;

(iii) neither such Party nor any of its Subsidiaries nor any other Person whose liability such Party or any of its Subsidiaries has expressly retained or assumed contractually has Released any Hazardous Materials at any other location, in each case that has resulted or would result in any liabilities under Environmental Laws of such Party or any of its Subsidiaries;

(iv) neither such Party nor any of its Subsidiaries is subject to any outstanding order of or with any Governmental Entity relating to violations of or liabilities under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials; and

(v) neither such Party nor any of its Subsidiaries has since the Applicable Date (or earlier if unresolved) received any written claim, notice or complaint from any Person, or is subject to any Proceeding before any Governmental Entity that is pending or, to the Knowledge of such Party, threatened, in each case relating to or alleging noncompliance by such Party or its Subsidiaries with or liability of such Party or its Subsidiaries under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials by such Party or its Subsidiaries.

(b) Such Party and its Subsidiaries has made available to the other Party all material reports, audits, assessments and other documents bearing on any material environmental, health and safety liabilities relating to such Party and its Subsidiaries’ current or former operations, properties or facilities, in each case that are in such Party’s possession or reasonable control.

5.14 Tax Matters.

(a) Except for those matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party:

(i) Such Party and each of its Subsidiaries (A) have duly prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Tax authority and all such filed Tax Returns are complete and accurate in all respects; (B) have paid all Taxes that are due and payable (whether or not shown as due and payable on such filed Tax Returns); (C) have withheld and paid over to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Service Provider, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (D) have complied in all respects with all information reporting (and related withholding) and record retention requirements; and (E) have not waived any statute of limitations with respect to Taxes or agreed to (or otherwise been granted) any extension of time with respect to a Tax assessment or deficiency.

(ii) No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against such Party or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other Proceedings before any Governmental Entity regarding any Taxes of such Party and its Subsidiaries or the assets of such Party and its Subsidiaries.

(iii) Neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any Tax Return that was not filed or pay any Taxes that were not paid.

(iv) Neither such Party nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any Tax group of which such Party is or was the common parent), or (B) has any liability for Taxes of any Person (other than such Party or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(v) There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any of the assets of such Party or any of its Subsidiaries.

(vi) Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement exclusively between or among such Party and its Subsidiaries or (B) a commercial agreement or arrangement entered into in the ordinary course of business the primary purpose of which is not Tax sharing, allocation or indemnification).

(vii) Within the past three years or otherwise pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Mergers, neither such Party nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or non-U.S. Law).

(viii) Neither such Party nor any of its Subsidiaries has participated in (A) a “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law or (B) a “tax shelter” within the meaning of Section 6662 of the Code or any other transaction requiring disclosure under analogous provisions of Tax Law.

(ix) Neither such Party nor any of its Subsidiaries will be required to include any item of income (or exclude any item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a prepaid amount received, or paid, prior to the Closing Date, (C) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, (D) any prepaid contract or installment sale, (E) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable state, local, or non-U.S. Law), (F) deferred revenue accrued prior to the Closing Date, (G) deferred gains arising prior to the Closing Date, (H) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) or “subpart F income” within the meaning of Section 951 of the Code (or any corresponding or similar provision of applicable state, local, or non-U.S. Law) attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date (i.e., measured as though the Closing Date were the last day of the applicable taxable period) or (I) an election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Law).

(x) Neither such Party nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(xi) Neither such Party nor any of its Subsidiaries is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(b) Neither such Party nor any of its Subsidiaries has taken or agreed to take any action or has any reason to believe that any condition exists that could prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.15 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party or a Subsidiary of such Party (x) owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property used in their respective businesses as currently conducted and (y) exclusively owns all right, title and interest to its Company Intellectual Property, in each of (x) and (y), free and clear of all Encumbrances (except Permitted Encumbrances) and (ii) such Party’s registered Company Intellectual Property is subsisting, and, to the Knowledge of such Party, is not invalid or unenforceable.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) there are no pending, or to the Knowledge of such Party, threatened claims by any Person alleging infringement, misappropriation, dilution, or other violation by such Party or any of its Subsidiaries of the Intellectual Property of any Person; (ii) the conduct of the businesses of such Party and its Subsidiaries has not since the Applicable Date infringed, misappropriated or diluted, and does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person; (iii) neither such Party nor any of its Subsidiaries has since the Applicable Date made any claim of infringement, misappropriation, dilution or other violation by others of its rights to or in connection with such Party’s Company Intellectual Property; (iv) to the Knowledge of such Party, no Person has since the Applicable Date or is currently infringing, misappropriating, diluting or otherwise violating any of such Party’s Company Intellectual Property and (v) since the Applicable Date, no Party has received any written claim or notice from any Person alleging that such Party’s registered Company Intellectual Property is invalid or unenforceable.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries has taken commercially reasonable efforts to protect and maintain its Company Intellectual Property, and (ii) no Person has gained unauthorized access to any material trade secrets or other confidential information of such Party and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, including the implementation of reasonable backup and disaster recovery technology processes, and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, since the Applicable Date, no such Party or any of its Subsidiaries has experienced any actual cyber or security incident, breach, phishing incident, ransomware or malware attack, or any loss, distribution, compromise, exfiltration, processing or disclosure of, and no Person has gained unauthorized access to, any confidential information, trade secrets, IT Assets owned, used, held for use or processed by or on behalf of such Party or any of its Subsidiaries or the information (including Personal Data) stored or contained therein or transmitted thereby.

5.16 Insurance. All fire and casualty, general liability, business interruption, product liability, environmental liability, sprinkler and water damage, workers’ compensation and employer liability, directors’, officers’ and fiduciaries’ policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of such Party and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.17 Material Contracts.

(a) Except for this Agreement and as set forth on Section 5.17 of such Party’s Disclosure Letter, as of the date of this Agreement, none of such Party or its Subsidiaries is a party to or bound by any Contract (other than any purchase orders and other than, except in the case of Section 5.17(a)(i) if any lease, sublease, rental or occupancy agreement, license or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Real Property or Contract relating to Insurance Policies):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act);

(ii) that materially limits, curtails or restricts or purports to materially limit, curtail or restrict, or, in the case of Parent after the Effective Time, would or would purport to materially limit, curtail, or restrict, either (A) (x) the type of business in which such Party or any of its Subsidiaries or Affiliates may engage, (y) the locations in which any of them may so engage in any business or (z) the vendors or suppliers which such Party or any of its Subsidiaries may engage or use or (B) the ability of such Party or any of its Subsidiaries or Affiliates to hire or solicit for hire for employment any individual or group, except for non-disclosure or confidentiality agreements entered into in connection with potential acquisitions or dispositions;

(iii) for any joint venture, partnership or similar arrangement, in each case that is material to such Party and its Subsidiaries, taken as a whole;

(iv) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities of such Party or any of its Subsidiaries (other than any Organizational Documents of such Party or any of its Subsidiaries), (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities of such Party, or (C) providing such Party or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities of such Party, except for Contracts evidencing Company Equity Awards or Parent Equity Awards;

(v) pursuant to which such Party or any of its Subsidiaries has any outstanding “earnout” or other contingent, deferred or fixed payment obligations in excess of $500,000;

(vi) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note or mortgage providing for or guaranteeing Indebtedness of any Person in excess of $5,000,000 or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Transactions, other than Contracts between or among or for the benefit of such Party and any of its wholly owned Subsidiaries or between or among any such wholly owned Subsidiaries;

(vii) that is with any manufacturer, vendor or other supplier with respect to which manufacturer, vendor or other supplier the aggregate annual spend for the year ended December 31, 2022 exceeded $30,000,000 for such Party and its Subsidiaries, taken as a whole, or which manufacturer, vendor or other supplier imposes a minimum purchase order;

(viii) relating to any currency hedging, interest rate caps, swaps or collars, letters of credit, bank guarantees, and other similar Contracts or arrangements;

(ix) is an acquisition agreement, asset purchase agreement, sale agreement, purchase agreement, stock purchase agreement, put agreement, call agreement or other similar agreement pursuant to which (A) such Party or any of its Subsidiaries would reasonably be expected to be obligated to pay total consideration including assumption of debt after the date of this Agreement in excess of $30,000,000, (B) any third party has the right to acquire any assets of such Party or any of its Subsidiaries with a fair market value or purchase price of more than $30,000,000, or (C) any third party has the right to acquire any interests in such Party or any of its Subsidiaries, other than, in the case of clauses (A) and (B), sales of goods or services in the Ordinary Course;

(x) (A) relating to the employment of, or the performance of services by, any employee, consultant or independent contractor, in each case who is a natural person (other than (1) for employees of Parent or any of its Subsidiaries who are located in Colombia, any employment agreement that does not materially deviate from the standard form of employment agreement maintained by Parent and its applicable Subsidiaries for such employees and (2) for all consultants or independent contractors of such Party and the applicable Subsidiaries thereof, any consulting or individual contracting agreement that is (x) not material or (y) based on, and does not materially deviate from, the standard form of such agreement for such Party and its Subsidiaries); or (B) pursuant to which such Party or any of its Subsidiaries is or may become obligated to make any severance, termination, or similar payment in excess of

$100,000 to any single current or former employee, director, consultant or independent contractor, in each case who is a natural person; or (C) pursuant to which such Party or any of its Subsidiaries is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $100,000 to any single current or former employee, director, consultant or independent contractor, in each case who is a natural person, or in excess of $500,000 to any group of current or former employees, directors, consultant or independent contractors, in each case who are natural persons;

(xi) with any labor union;

(xii) between such Party and its Subsidiaries, on the one hand, and such Party’s Affiliates (other than Subsidiaries of such Party) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act;

(xiii) under which any license or other rights are granted or received with respect to such Party’s material Intellectual Property or material IT Assets, excluding non-exclusive licenses (A) entered into in the Ordinary Course or (B) to commercially available software on standard terms and conditions with aggregate annual or upfront payments of less than $5,000,000 individually;

(xiv) that provides for any standstill or similar obligations restricting the purchase by such Party of securities of a third Person;

(xv) with any Governmental Entity; and

(xvi) that results in any Person holding a power of attorney from such Party or any of its Subsidiaries that relates to such Party, any of its Subsidiaries or their respective business.

Each such Contract described in this Section 5.17(a), together with all Contracts filed as exhibits to such Party’s Reports, is referred to herein as a “Material Contract.”

(b) A true and complete copy of each Material Contract, and any amendments thereto, of such Party or its Subsidiaries entered into prior to the date of this Agreement has been made available to the other Party. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) each of the Material Contracts is binding on such Party or its Subsidiaries, as the case may be, and to the Knowledge of such Party, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) each of such Party and its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the Knowledge of such Party, each other party thereto has performed all obligations required to be performed by it under each Material Contract. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (A) each of such Party and its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default thereunder and, to the Knowledge of such Party, no other party to any Material Contract is (with or without notice, lapse of time or both) in breach or default thereunder, and (B) neither such Party nor any of its Subsidiaries has received written notice from the other party to any Material Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Material Contract.

5.18 Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) each of such Party and its Subsidiaries has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets, tangible or intangible, free and clear of any Encumbrances other than Permitted Encumbrances, (ii) such Party or one of its Subsidiaries owns or leases all tangible personal property used in or necessary to conduct its business as currently conducted by such Party and (iii) each such item of tangible personal property is in good operating condition and repair, ordinary wear and tear excepted.

5.19 Real Property.

(a) The real property listed on Section 5.19(a) of such Party’s Disclosure Letter constitutes the only Owned Real Property or Leased Real Property by such Party and its Subsidiaries that is necessary for the conduct of the business of such Party and its Subsidiaries in the manner in which such business is being conducted as of the date hereof.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, with respect to the Owned Real Property of such Party, (i) such Party or one of its Subsidiaries, as applicable, has good and marketable title to such Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein.

(c) With respect to the Leased Real Property of such Party, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of such Party or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of such Party or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.20 Affiliate Transactions. Neither such Party nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of such Party or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of such Party’s equity securities or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon such Party or any Subsidiary of such Party or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by such Party pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

5.21 Information Supplied. None of the information supplied or to be supplied by such Party or its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of the Company and Parent and at the times of the Company Stockholders Meeting and Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.22 No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII, neither such Party nor any other Person makes any express or implied representation or warranty with respect to such Party or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and such Party expressly disclaims any such other representations or warranties. Each Party expressly disclaims reliance upon any representations, warranties or statements relating to a Party or its Subsidiaries whatsoever, express or implied, beyond those expressly given by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII. In particular, without limiting the foregoing, neither such Party nor any other Person makes or has made, and each Party acknowledges that neither such Party nor any other Person has made, any representation or warranty to any other Party or any of such other Party’s Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses that may have been made available to a Party or any of its Representatives (including in certain “data rooms,” “virtual rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions) unless such material or information is otherwise the subject of any representation or warranty herein or (b) except for the representations and warranties made by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII, any oral or written information made available to any other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.22 shall limit a Party’s remedies in the event of common law fraud arising from the express representations and warranties made by any other Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VIII.

ARTICLE VI

INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT

Except as set forth in the Reports of the Company or Parent, as applicable, filed with or furnished to the SEC during the period from January 1, 2021 through the day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section, in any section relating to forward-looking disclosure, or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the Parent Disclosure Letter or Company Disclosure Letter delivered to the other Party concurrently with the execution and delivery of this Agreement, Parent hereby represents and warrants to the Company, in respect of Sections 6.1 through Section 6.5, and the Company hereby represents and warrants to the Parent Parties, in respect of Section 6.6 through Section 6.9, in each case, that:

6.1 Parent Capital Structure. In the case of Parent, the authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of June 12, 2023 (the “Measurement Date”), (i) 207,993,589 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 96,934,050 shares of Parent Common Stock were held by Parent in its treasury and (iii) no shares of Parent Preferred Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock to be issued pursuant to this Agreement will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and none of the shares of Parent Common Stock to be issued pursuant to this Agreement will be issued in violation of any applicable Laws or any preemptive or similar rights. Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for issuance, except that, as of the Measurement Date, there were (a) 4,206,946 shares of Parent Common Stock reserved for future issuance under the Parent Stock Plans, (b) 2,242,650 shares of Parent Common Stock subject to outstanding options to purchase Parent Common Stock (each, a “Parent Option”) having a weighted average exercise price of $22.04 per share, (c) 3,512,030 shares of Parent Common Stock subject to outstanding Parent restricted stock units granted under the Parent Stock Plans (each, a “Parent RSU”) and (d) 3,777,400 shares of Parent Common Stock subject to outstanding performance stock units (assuming maximum performance) granted under the Parent Stock Plans (each, a “Parent PSU” and, together with each Parent RSU, Parent Option and Parent PSU, the “Parent Equity Awards”). Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries is owned beneficially and of record by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, restriction, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (an “Encumbrance”, and any action of correlative meaning, to “Encumber”) (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions). As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other agreements, commitments or rights of any type relating to the issuance, sale, redemption, or transfer by Parent of any equity securities of Parent or its Subsidiaries, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Parent or its Subsidiaries and neither Parent nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of Parent or its Subsidiaries. The shares of Parent Common Stock are, and the shares of Parent Common Stock to be issued pursuant to this Agreement will be, registered under the Exchange Act. Since the Measurement Date and through the date of this Agreement, Parent has not (A) issued any shares of Parent Common Stock (other than upon the exercise or settlement (as applicable) of Parent Options, Parent RSUs or Parent PSUs outstanding as of the Measurement Date) or (B) granted any Parent Equity Awards or similar awards. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

6.2 Parent Recommendation and Fairness. In the case of Parent, the Parent Board has, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, Parent and the holders of shares of Parent Common Stock, (b) approving and declaring advisable this Agreement, the Parent Charter Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directing that the Share Issuance and the Parent Charter Amendment be submitted to the holders of shares of Parent Common Stock for their approval, and (d) recommending that the holders of shares of Parent Common Stock vote in favor of the approval of the Share Issuance and the Parent Charter Amendment on the terms and subject to the conditions set forth in this Agreement (the “Parent Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Parent Board has received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Goldman Sachs & Co. LLC set forth in such opinion, the Exchange Ratio is fair from a financial point of view to Parent, a signed copy of which will be made available to the Company for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

6.3 Parent Voting Requirements. The Requisite Parent Vote is the only vote of holders of any securities of Parent or its Subsidiaries necessary to approve the Share Issuance and the Parent Charter Amendment, and no other vote of holders of any securities of Parent or its Subsidiaries (excluding the Parent Consents with respect to Parent Sub and LLC Sub, which have been obtained or will be obtained immediately following the execution of this Agreement) is necessary to approve the Transactions. The Parent Consents are the only approval necessary on behalf of Parent Sub and LLC Sub to approve the adoption of this Agreement and have been obtained or will be obtained immediately following the execution of this Agreement.

6.4 Merger Subs.

(a) Each of Parent Sub and LLC Sub has all requisite corporate or limited liability company power and authority and has taken all corporate or limited liability company action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by Parent Sub and LLC Sub have been duly authorized by all necessary corporate or limited liability company action on the part of Parent Sub and LLC Sub, subject only to the receipt of the Parent Consents, which have been obtained or will be obtained immediately following the execution of this Agreement. Assuming the due execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of Parent Sub and LLC Sub enforceable against Parent Sub and LLC Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Parent Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Parent Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.

(c) LLC Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its formation and prior to the Second Company Merger Effective Time, LLC Sub has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger.

6.5 Parent Brokers and Finders. Neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Parent has engaged Goldman Sachs & Co. LLC as its financial advisor, the fees and expenses of which will be paid by Parent.

6.6 Company Capital Structure. In the case of the Company, the authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the Measurement Date, (i) 228,209,888 shares of Company Common Stock (excluding treasury shares) were issued and outstanding (including 119,422 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards), (ii) no shares of Company Common Stock were held by the Company in its treasury and (iii) no shares of Company Preferred Stock were issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except that, as of the Measurement Date, there were (a) 3,913,542 shares of Company Common Stock reserved for future issuance under the Company Stock Plans, (b) 867,802 shares of Company Common Stock subject to outstanding Company Option Awards, and such Company Option Awards have a weighted average exercise price of $21.03 per share, (c) 5,311,304 shares of Company Common Stock subject to outstanding Company RSU Awards, and (d) 5,494,388 shares of Company Common Stock subject to outstanding Company PSU Awards (assuming maximum performance and excluding those Company PSU Awards that pursuant to their terms may only be settled in cash). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of the Company’s Significant Subsidiaries is owned beneficially and of record by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Encumbrance (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions). Except for the Company Stockholders Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other agreements, commitments or rights of any type relating to the issuance, sale, redemption or transfer by the Company of any equity securities of the Company or its Subsidiaries, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of the Company or its Subsidiaries. The shares of Company Common Stock are registered under the Exchange Act. Since the Measurement Date and through the date of this Agreement, the Company has not (A) issued any shares of Company Common Stock (other than upon the exercise or settlement of Company Equity Awards outstanding as of the Measurement Date) or (B) granted any Company Equity Awards or similar awards. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

6.7 Company Recommendation and Fairness. In the case of the Company, the Company Board has, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the holders of shares of Company Common Stock, (b) approving and declaring advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directing that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption, and (d) resolving to recommend that the holders of shares of Company Common Stock vote in favor of the adoption of this Agreement (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Company Board has received the opinion of its financial advisor, Moelis & Company LLC, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Moelis & Company LLC set forth in such opinion, the Exchange Ratio in the First Company Merger is fair from a financial point of view to the holders of Company Common Stock, a signed copy of which will be made available to Parent for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

6.8 Company Brokers and Finders. Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has engaged Moelis & Company LLC, as its financial advisor, the fees and expenses of which will be paid by the Company.

6.9 Company Voting Requirements. The Requisite Company Vote is the only vote of holders of any securities of the Company or its Subsidiaries necessary to approve the Transactions.

ARTICLE VII

COVENANTS

7.1 Interim Operations.

(a) Each of the Company and Parent covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company or Parent, as applicable, shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement, as may be required by applicable Law or as set forth in Section 7.1(a) of such Party’s Disclosure Letter, (i) each Party and its Subsidiaries will use its commercially reasonable efforts to conduct its business in all material respects in the Ordinary Course and (ii) to the extent consistent therewith, such Party and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, Service Providers and business associates and keep available the services of its and its Subsidiaries’ present Service Providers and agents, except as otherwise expressly contemplated by this Agreement.

(b) Without limiting the generality of and in furtherance of Section 7.1(a), from the date of this Agreement until the Effective Time, except as otherwise (w) expressly contemplated by this Agreement, (x) required by applicable Law, (y) approved in writing by the other Party (which approval shall not be unreasonably withheld, conditioned or delayed) or (z) set forth in Section 7.1(b) of such Party’s Disclosure Letter, each Party, on its own account, shall not and shall cause its Subsidiaries not to:

(i) make or propose any change to such Party’s Organizational Documents or, except for amendments that would both not materially restrict the operations of such Party’s businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, the Organizational Documents of any of such Party’s Subsidiaries, including, in the case of Parent, Parent Sub’s or LLC Sub’s Organizational Documents;

(ii) except for any such transactions among its direct or indirect wholly owned Subsidiaries, (A) merge or consolidate itself or any of its Subsidiaries with any other Person, or (B) restructure, reorganize or completely or partially liquidate;

(iii) acquire assets from any other Person (A) with a fair market value or purchase price in excess of $10,000,000 in the aggregate in any transaction or series of related transactions (including incurring any Indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (B) that would reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, other than, in the case of clause (A) (w) acquisitions in the Ordinary Course of inventory or other parts and accessories necessary for the ongoing operation of the business of such Party and its Subsidiaries, (x) acquisitions in order to maintain and sustain such Party’s and its Subsidiaries’ rigs and equipment in the Ordinary Course, (y) acquisitions pursuant to Material Contracts as in effect on the date of this Agreement and (z) transactions among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries (other than (A) Encumbrances that are required by or automatically effected by the Company Credit Agreements, which shall be released at or prior to the Closing or (B) the issuance of shares (x) by its direct or indirect wholly owned Subsidiary to it or another of its direct or indirect wholly owned Subsidiaries, (y) in respect of equity-based awards outstanding as of the date of this Agreement, or (z) granted in accordance with Section 7.1(b)(xvi) in each of clauses (y) and (z), in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Encumbrance (other than any Permitted Encumbrances) over any material portion of such Party’s and its Subsidiaries’ consolidated properties and assets that is not incurred in the Ordinary Course on any of its assets or any of its Subsidiaries, except for Encumbrances (A) that are required by or automatically effected by Contracts in place as of the date hereof, (B) that do not materially detract from the value of such assets or (C) that do not materially impair the operations of such Party or any of its Subsidiaries;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its direct or indirect wholly owned Subsidiaries or to or from Parent and any of its direct or indirect wholly owned Subsidiaries, as applicable, or in accordance with Section 7.1(b)(xvi)) in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(vii) except to the extent expressly provided by, and consistent with, Section 7.1(b)(vii) of such Party’s Disclosure Letter, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or modify in any material respect its dividend policy;

(viii) reclassify, split, combine, subdivide or redeem, purchase (through such Party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to (A) the capital stock or other equity interests of a direct or indirect wholly owned Subsidiary of such Party or (B) the acquisition of shares of Company Common Stock or Parent Common Stock, as applicable, tendered by Service Providers in connection with a cashless exercise of the Company Option Awards or Parent Options, as applicable, outstanding as of the date of this Agreement or in order to pay Taxes in connection with the exercise or vesting of Company Equity Awards or Parent Equity Awards, as applicable, outstanding as of the date of this Agreement or granted in accordance with Section 7.1(b)(xvi), pursuant to the terms of the Company Stock Plans or Parent Stock Plans, as applicable, and the applicable award agreement, in the Ordinary Course;

(ix) except to the extent expressly provided by, and consistent with, Section 7.1(b)(ix) of such Party’s Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure (A) not in excess of $100,000,000 in the aggregate during any consecutive 12 month period (other than capital expenditures within the thresholds set forth in Section 7.1(b)(ix) of such Party’s Disclosure Letter), (B) not in excess of $25,000,000 (net of insurance proceeds) in the aggregate that such Party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property or (C) paid by any direct or indirect wholly owned Subsidiary to such Party or to any other direct or indirect wholly owned Subsidiary of such Party, in each case in response to any unanticipated and subsequently discovered events, occurrences or developments (provided, that such Party will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(x) other than in connection with any transaction or potential transaction described in Section 7.1(b) of such Party’s Disclosure Letter, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, adversely amend, modify or supplement in any material respect, or waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, any material right or interest pursuant to or in, any Material Contract other than (A) expirations and renewals of any such Contract in the Ordinary Course in accordance with the terms of such Contract (other than any Contract of the type referenced in Section 5.17(a)(ii)), (B) non-exclusive licenses under Intellectual Property owned by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in each case, granted to customers in the Ordinary Course, or (C) any agreement among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xi) other than in the Ordinary Course or with respect to amounts that are not material to such Party and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries except debts or claims among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xii) settle or compromise, or offer or propose to settle or compromise, any material Proceeding, including before a Governmental Entity, except in accordance with the parameters set forth in Section 7.1(b)(xii) of such Party’s Disclosure Letter; provided, that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such Party and its Subsidiaries or Affiliates;

(xiii) amend any material financial accounting policies or procedures, except as required by changes to GAAP;

(xiv) (A) make, change or revoke any material election with respect to Taxes or Tax matters, (B) change any material Tax accounting method or period, (C) enter into any material closing agreement with respect to Taxes, (D) enter into any material Tax sharing, allocation or indemnification agreement or arrangement, (E) settle, compromise or otherwise finally resolve any material Tax claim, audit, assessment or dispute, (F) surrender any right to claim a refund of a material amount of Taxes, (G) change its tax residency, or (H) fail to file when due (taking into account any available extensions that do not result in the imposition of a penalty) any material Tax Return;

(xv) transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its Subsidiaries, taken as a whole, including capital stock of any of its Subsidiaries, except in connection with (A) sales of or non-exclusive licenses of the foregoing provided to customers in the Ordinary Course, (B) sales of obsolete assets, (C) sales, leases, non-exclusive licenses or other dispositions of assets (not including services or sales of inventory in the Ordinary Course) with a fair market value not in excess of $10,000,000 in the aggregate other than pursuant to Material Contracts in effect prior to the date of this Agreement, or entered into after the date of this Agreement in accordance with this Agreement and (D) sales among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xvi) except as required by the terms of any Benefit Plan as in effect on the date of this Agreement, as expressly permitted under this Agreement or as required by applicable Law, increase or change the compensation or benefits payable to any Service Provider other than in the Ordinary Course; provided, that, notwithstanding the foregoing, except as expressly disclosed in Section 7.1(b)(xvi) of such Party’s Disclosure Letter or required pursuant to a Company Benefit Plan or Parent Benefit Plan, as applicable, in effect as of the date of this Agreement, the Parties shall not: (A) grant any new long-term incentive or equity-based awards or amend or modify the terms of any outstanding awards under any Company Benefit Plan or Parent Benefit Plan, as applicable, (B) grant any retention or transaction bonuses, (C) increase or change the compensation or benefits payable to any executive officer (other than changes in health and welfare benefits (other than severance plans) that are generally applicable to all salaried Service Providers in the Ordinary Course), (D) terminate, enter into, amend, modify or renew any material Benefit Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or adopt any compensation or benefit plan, program, policy, agreement or arrangement that would be a material Benefit Plan if it were in existence as of the date hereof, (E) accelerate the vesting of any compensation for the benefit of any Service Provider, (F) increase or change the severance terms applicable to any Service Provider, (G) take any action to fund or secure the payment of any amounts under any Benefit Plan, (H) other than as required by GAAP, change any assumptions required by GAAP used to calculate funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding rate in respect of any Benefit Plan or (I) terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); provided, that, to the extent that a Party intends to hire an individual to replace an executive officer of such Party, such Party shall first consult in good faith with the other Party prior to, and with respect to, the hiring of such individual;

(xvii) recognize any labor union, works council, or other labor organization or employee representative as the representative of any of the employees of the Party or its Subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other labor-related Contract with a labor union, works council, or other labor organization or employee representative;

(xviii) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such Indebtedness, except for (A) Indebtedness for borrowed money incurred in the Ordinary Course under the Company’s or Parent’s, as applicable, revolving credit facilities and other lines of credit (including equipment loans) existing as of the date of this Agreement, (B) guarantees by the Company or any direct or indirect wholly owned Subsidiary of the Company of Indebtedness of the Company or any other direct or indirect wholly owned Subsidiary of the Company, (C) guarantees by Parent or any direct or indirect wholly owned Subsidiary of Parent of Indebtedness of Parent or any other direct or indirect wholly owned Subsidiary of Parent, (D) Indebtedness incurred in connection with a refinancing or replacement of existing Indebtedness (but in all cases which refinancing or replacement shall not increase the aggregate amount of Indebtedness, plus fees, expenses, premium and accrued and unpaid interest in respect of the Indebtedness being refinanced or replaced, permitted to be outstanding thereunder and in each case on customary commercial terms), (E) Indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the Ordinary Course, (F) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts (1) not entered for speculative purposes and (2) entered into in the Ordinary Course and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement, or (G) Indebtedness incurred among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xix) convene any special meeting (or any adjournment or postponement thereof) of each Party’s respective stockholders other than the Company Stockholders Meeting or Parent Stockholders Meeting, as applicable;

(xx) fail to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(xxi) agree or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company or Parent, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of the Company or Parent shall be required with respect to any matter set forth in this Section 7.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust legal counsel, violate applicable Antitrust Law. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any applicable Law.

7.2 Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 7.2, each of the Company and Parent shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their respective Subsidiaries’ directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives not to (such directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives, collectively, “Representatives”), directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions or negotiations);

(iii) provide any nonpublic information or afford access to its properties, assets, personnel, books or records to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

(v) waive or release any Person from, forebear in the enforcement of, or amend or terminate any standstill agreement or any standstill provisions of any other contract; provided that if the Company (acting under the direction of the Company Board) or Parent (acting under the direction of the Parent Board), as applicable, determines in good faith after consultation with such Party’s outside legal counsel that the failure to waive a particular standstill provision would be inconsistent with the relevant directors’ fiduciary duties under applicable Law, then such Party may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an Acquisition Proposal; or

(vi) resolve, agree or publicly propose to, or permit any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to, take any of the actions referred to in clauses (i)-(v).

(b) Exceptions. Notwithstanding anything in Section 7.2(a) to the contrary, prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, in each case, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement (that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2), the Company (acting under the direction of the Company Board) or Parent (acting under the direction of the Parent Board), as applicable, may:

(i) provide information in response to a request therefor (including nonpublic information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal; provided that such information has previously been made available to, or is made available to, the Company or Parent, as applicable, prior to or substantially concurrently with the time such information is made available to such Person (and in any event within 24 hours) and that, prior to furnishing any such information, the Company or Parent, as applicable, receives from the Person making such Acquisition Proposal an executed confidentiality agreement containing terms that are substantially similar to, and generally not less restrictive to the other party than, the terms in the Confidentiality Agreement are on the Company or Parent, as applicable (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance with either of the Company or Parent with this Section 7.2(b)(i) and shall be provided to the other Party promptly following its execution; and

(ii) participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Company Board or the Parent Board, as applicable, determines in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with its financial advisor, (A) such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) failure to engage in such activities would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law.

(c) Representatives. Any violation of the restrictions contained in Section 7.2(a) by any of a Party’s Representatives shall be deemed to be a breach of Section 7.2(a) by such Party. The Parties shall use reasonable best efforts to ensure that their respective Representatives are aware of the provisions of Section 7.2(a).

(d) Notice of Acquisition Proposals. Each of the Company and Parent shall promptly (and, in any event, within 24 hours) give written notice to the other Party if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of its or their Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the other Party reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments or modifications thereto, which, for the avoidance of doubt, shall include (among other things) any changes to the form or amount of consideration) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(e) No Change of Recommendation.

(i) Except as permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii), the Company agrees that the Company Board, including any committee thereof, and Parent agrees that the Parent Board, including any committee thereof, shall not:

(A) withhold, withdraw, amend, qualify or modify (or publicly propose or resolve to withhold, withdraw, amend, qualify or modify) the Company Recommendation or the Parent Recommendation, as applicable, in a manner adverse to Parent or the Company, as applicable;

(B) fail to include the Company Recommendation or the Parent Recommendation, as applicable, in the Proxy Statement/Prospectus;

(C) fail to recommend against (x) acceptance of any tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock or Parent Common Stock, as applicable, or (y) any Acquisition Proposal that is publicly announced, in each case, within ten Business Days after the commencement of such tender offer or exchange offer or public announcement of such Acquisition Proposal (or, if earlier, prior to the Company Stockholders Meeting or Parent Stockholders Meeting, as applicable) (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board or the Parent Board, as applicable, in respect of the acceptance of any such tender offer or exchange offer or Acquisition Proposal as of the end of such period shall constitute a failure to recommend against acceptance of any such offer or Acquisition Proposal);

(D) approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any Acquisition Proposal or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) constituting or relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and this clause (D) of this Section 7.2(e)(i), a “Change of Recommendation”); or

(E) cause or permit the Company or Parent, as applicable, to enter into an Alternative Acquisition Agreement.

(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, if an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that did not arise from or in connection with a breach of such Party’s obligations set forth in Section 7.2(a) is received by the Company or Parent, as applicable, and is not withdrawn, and the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) failure to consider such Acquisition Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law, the Company Board or the Parent Board, as applicable, may effect a Change of Recommendation; provided, however, that, prior to taking such action, the Company has given Parent or Parent has given the Company, as applicable, written notice of such action at least four Business Days in advance, which notice shall set forth in writing that the Company Board or Parent Board, as applicable, (x) received a bona fide Acquisition Proposal that has not been withdrawn, (y) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal and (z) intends to effect a Change of Recommendation (such notice, the “Board Recommendation Notice”) and shall comply in form, substance and delivery with the provisions of Section 7.2(d). After giving such Board Recommendation Notice and prior to making a Change of Recommendation as described above, the Company or Parent, as applicable, shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate) to make such revisions to the terms of this Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal. At the end of the four Business Day period, prior to and as a condition to making a Change of Recommendation as described above, the Company Board or the Parent Board, as applicable, shall take into account any adjustments or revisions to the terms of this Agreement irrevocably proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor, that (A) the Superior Proposal would continue to constitute a Superior Proposal, if such changes offered in writing by the other Party were to be given effect, and (B) failure to pursue such Superior Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law. Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 7.2(d) and this Section 7.2(e)(ii) and require a new Board Recommendation Notice, except that references in this Section 7.2(e)(ii) to “four Business Days” shall be deemed to be references to “two Business Days” and such two Business Day period shall expire at 11:59 p.m. (Eastern time) on the second Business Day immediately following the day on which such new Board Recommendation Notice is delivered (it being understood and agreed that in no event shall any such additional two Business Day period be deemed to shorten the initial four Business Day period).

(iii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of the Company, the Requisite Company Vote is obtained or, in the case of Parent, the Requisite Parent Vote is obtained, the Company Board or the Parent Board, as applicable, may effect a Change of Recommendation if (A) an Intervening Event has occurred, and (B) prior to taking such action, the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Change of Recommendation, the

Company has given Parent or Parent has given the Company, as applicable, a Board Recommendation Notice four Business Days in advance, which notice shall comply in form, substance and delivery with the provisions of Section 7.2(d) and include a reasonably detailed description of such Intervening Event. After giving such Board Recommendation Notice and prior to effecting a Change of Recommendation, the Company or Parent, as applicable, shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate) to make such revisions to the terms of this Agreement as would cause such Effect to cease to be an Intervening Event. At the end of the four Business Day period, prior to and as a condition to effecting a Change of Recommendation, the Company Board or the Parent Board, as applicable, shall take into account any adjustments or revisions to the terms of this Agreement irrevocably proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that (I) such Intervening Event remains in effect and (II) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law if such adjustments or revisions irrevocably offered in writing by the other Party were to be given effect.

(f) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit the Company or Parent, as applicable, from (i) complying with its disclosure obligations under applicable United States federal or state Law with regard to an Acquisition Proposal or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, that, the foregoing notwithstanding, neither Parent nor the Company may effect a Change of Recommendation except in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii); provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication under clause (ii)) shall be deemed to be a Change of Recommendation (including for purposes of Section 7.2(e)(ii) and Section 7.2(e)(iii)) unless the Company Board or the Parent Board, as applicable, expressly reaffirms the Company Recommendation or the Parent Recommendation, as applicable, in such disclosure and expressly rejects any applicable Acquisition Proposal.

(g) Existing Discussions. Each of the Company and Parent shall, and shall cause their respective Subsidiaries and shall use its reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company and Parent, as applicable, shall promptly deliver a written notice to each such Person providing only that each of the Company and Parent, as applicable, is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable, heretofore furnished to such Person by or on behalf of the Company or Parent, as applicable, or any of their respective Subsidiaries, as applicable. The Company and Parent, as applicable, will promptly terminate all physical and electronic data access previously granted to such Persons.

7.3 Proxy Statement/Prospectus Filing; Information Supplied.

(a) As promptly as practicable after the date of this Agreement, the Company and Parent shall jointly prepare and cause to be filed with the SEC a mutually acceptable joint proxy statement relating to the Company Stockholders Meeting and the Parent Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), and Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC Parent’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy Statement/Prospectus constituting a part thereof). Each of the Company and Parent shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy Statement/Prospectus to the respective stockholders of each of the Company and Parent, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions. Subject to Section 7.2, the Company must include the Company Recommendation, and Parent must include the Parent Recommendation, in the Proxy Statement/Prospectus.

(b) Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Proxy Statement/Prospectus. Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of Parent and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall use its reasonable best efforts to take any other action required to be taken under any applicable securities Laws in connection with the Transactions, the issuance of shares of Parent Common Stock pursuant to this Agreement and the treatment of the Company Option Awards and other Company Equity Awards pursuant to Section 2.3, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, the Company and other Company Equity Awards as may be reasonably requested in connection with any such action.

(c) Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of the Company and Parent and at the times of the Company Stockholders Meeting and Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Proxy

Statement/Prospectus and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. If, at any time prior to the Effective Time, either Party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Proxy Statement/Prospectus that would require any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly advise the other Party and the Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company stockholders and the Parent stockholders.

(d) Each of the Company and Parent will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and other documents related to the Company Stockholders Meeting, the Parent Stockholders Meeting or the issuance of the shares of Parent Common Stock in respect of the First Company Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the stockholders of the Company and Parent, as applicable. Each Party will include in the Proxy Statement/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and such other documents related to the Company Stockholders Meeting, the Parent Stockholders Meeting or the issuance of the shares of Parent Common Stock in respect of the First Company Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each Party agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably. Notwithstanding the foregoing, the provisions of this Section 7.3(d) shall (i) not apply with respect to information relating to a Change of Recommendation and (ii) in respect of documents filed by a Party that are incorporated by reference in the Registration Statement or Proxy Statement/Prospectus, apply only with respect to the information relating to the other Party or the other Party’s business, financial condition or results of operations or, after the Effective Time, Parent.

7.4 Stockholders Meetings.

(a) The Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Company Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, for the purpose of seeking the Requisite Company Vote, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the Company Stockholders Meeting was originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to adopt this Agreement or to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting. The Company shall, subject to the right of the Company Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of the Company proxies in favor of the proposal to adopt this Agreement and to secure the Requisite Company Vote (it being understood that the foregoing shall not require the Company Board to recommend, or solicit proxies, in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)). Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 7.4(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

(b) Parent will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Parent Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, for the purpose of (i) seeking the Requisite Parent Vote, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the Parent Stockholders Meeting was originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to approve the Share Issuance or the Parent Charter Amendment to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Parent shall, subject to the right of the Parent Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of Parent proxies in favor of the Share Issuance and the Parent Charter Amendment and to secure the Requisite Parent Vote (it being understood that the foregoing shall not require the Parent Board to recommend, or solicit proxies, in favor of the Share Issuance or the Parent Charter Amendment, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)). Unless this Agreement has been terminated in accordance with its terms, Parent’s obligation to call, give notice of, convene and hold the Parent Stockholders Meeting in accordance with this Section 7.4(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

(c) The Company and Parent shall (i) as promptly as practicable after the date of this Agreement and in consultation with the other Party, set a preliminary record date for the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, and commence a broker search pursuant to Rule 14a-13 under the Exchange Act in connection therewith and (ii) cooperate and use their reasonable best efforts to schedule and convene the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date. The Company and Parent each agrees (x) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (y) to give written notice to the other Party one day prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, and on the day of, but prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, have been obtained. Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, is scheduled, (A) the Company or Parent, as applicable, has not received proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus is required to be delivered, the Company may, or if Parent so requests, shall, or Parent may, or if the Company so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, as long as the date of the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or to a date that is no later than two Business Days prior to the Outside Date. In the event that the Company or Parent, as applicable, postpones or adjourns the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, the other Party may postpone or adjourn its stockholders meeting such that the Company Stockholders Meeting and the Parent Stockholders Meeting are scheduled on the same date.

(d) The only matters to be voted upon at the Company Stockholders Meeting and the Parent Stockholders Meeting are (i) in the case of the Company, the Requisite Company Vote and routine proposals required in connection with such vote and (ii) in the case of Parent, the Requisite Parent Vote and routine proposals required in connection with such vote.

7.5 Cooperation; Efforts to Consummate.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 7.2), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other Filings (including by filing no later than 10 Business Days after the date of this Agreement the notification and report form required under the HSR Act), obtaining as promptly as reasonably practicable (and in any event no later than the Outside Date) all actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations (“Consents”) necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, executing and delivering any additional instruments necessary to consummate the Transactions and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Transactions.

(b) The Company and Parent shall jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy

Statement/Prospectus and the Registration Statement). Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any Governmental Entity in respect of any Filing, investigation or otherwise relating to the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate therein. Each of the Parties shall use reasonable best efforts to furnish to each other all information required for any Filing, other than confidential or proprietary information not directly related to the Transactions, and to give the other Party reasonable prior notice of any such Filing and, to the extent practicable, keep the other Party reasonably informed with respect to the status of each Consent sought from a Governmental Entity in connection with the Transactions and the material communications between such Party and such Governmental Entity, and, to the extent practicable, permit the other Party to review and discuss in advance, and consider in good faith the views of the other in connection with any such Filing or communication. Each of the Parties shall promptly furnish the other with copies of all correspondence, Filings (except for the Parties’ initial HSR Act notification filings) and material communications between them and their Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to the Transactions in order for such other Party to meaningfully consult and participate in accordance with this Section 7.5, provided that materials furnished pursuant to this Section 7.5 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, each of the Company and Parent and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any Consent in connection with the Transactions, and neither Party shall directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a Governmental Entity related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable.

(c) Subject to Section 7.1(b) of such Party’s Disclosure Letter, neither Parent nor the Company shall, and each of them shall cause their respective Subsidiaries not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, materially adversely affect or materially delay obtaining any Consent or making any Filing contemplated by this Section 7.5 or the timely receipt thereof.

(d) Without limiting the generality of the undertakings pursuant to this Section 7.5, but on the terms and subject to the conditions set forth in this Agreement, including Section 7.5(e), each of the Company and Parent agree to:

(i) promptly make an appropriate response to any request by a Governmental Entity pursuant to Antitrust Law for information or documentary material with respect to the Transaction;

(ii) promptly use its reasonable best efforts to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including, if necessary, proper or advisable so as to permit the consummation of the Transactions on a schedule as close as possible to that contemplated herein (I) defending through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other Proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and (II) (x) proposing, negotiating, committing to and agreeing to sell, lease, license, divest or otherwise dispose of, or hold separate pending such disposition, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company or Parent or any of their respective Subsidiaries, and promptly effecting such sale, lease, license, divestiture, disposal or holding separate, (y) agreeing to restrictions or actions that after the Effective Time would limit Parent’s or its Subsidiaries’ freedom of action or operation with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets or (z) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations (such sale, lease, license divestiture, disposal and holding separate or other action described in clause (II), a “Regulatory Remedy”).

(e) Notwithstanding anything in this Section 7.5 to the contrary, neither this Section 7.5 nor the “reasonable best efforts” standard herein shall require, or be construed to require, the Company or Parent or any of their respective Subsidiaries or other Affiliates to (i) waive any of the conditions set forth in Article VIII as they apply to such Party, (ii) take, effect or agree to any Regulatory Remedy described in clause (II) above unless such Regulatory Remedy is conditioned upon the occurrence of the Closing or is effective on or after the Closing or (iii) take, effect or agree to any Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Transactions (including the Mergers), it being understood that, for purposes of clause (iii), any proceeds received, or expected to be received, from effecting a Regulatory Remedy shall not be taken into consideration in making such determination.

(f) For the avoidance of doubt, the Company and Parent shall use reasonable best efforts to cooperate with each other and work in good faith in formulating any Regulatory Remedy.

7.6 Status Notifications. Subject to applicable Law and except as otherwise required by any Governmental Entity, each of the Company and Parent shall keep the other apprised of the status of material matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other substantive communications received by the Company or Parent, as applicable, or any of its Subsidiaries from any third party and/or any Governmental Entity with respect to the Transactions.

7.7 Termination of Indebtedness. Prior to the Closing, the Company shall have delivered to Parent duly executed payoff letters from the lenders (or agents therefor) under the Company Credit Agreements, each in the customary forms of such lenders (or agents therefor) or otherwise in form and substance reasonably acceptable to Parent, each of which shall provide that upon payment of the amount specified in such payoff letter: (a) all outstanding obligations of the Company and its Subsidiaries arising under or related to the applicable Company Credit Agreement shall be repaid, discharged and extinguished in full; (b) all Encumbrances in connection therewith shall be released; and (c) either (i) the lenders (or agents therefor) shall file all necessary UCC and lien terminations or otherwise take all actions reasonably requested by Parent to evidence and record such discharge and release as promptly as practicable following the Closing or (ii) the Company or Parent shall be expressly authorized to have any such documents filed on any such lenders’ (or agents’) behalf.

7.8 Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 7.8, each of the Company and Parent shall (and shall cause its Subsidiaries to), upon reasonable advance written notice by the other Party, use reasonable best efforts to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable advance written notice by the other Party, use reasonable best efforts to afford the other Party’s officers and other authorized Representatives reasonable access, during normal business hours, to its Service Providers, agents, Contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters), as well as properties, offices and other facilities, and each shall (and shall cause its Subsidiaries to) use reasonable best efforts to furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the preparation of the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions.

(b) The foregoing provisions of this Section 7.8 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its Service Providers, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent, as applicable, would (i) unreasonably interfere with such Party’s or its Subsidiaries’ business operations or create a material risk of damage or destruction to any material property or assets of such Party or its Subsidiaries, (ii) result in the disclosure of competitively sensitive information or information concerning the valuation of the Company, Parent or any of their respective Subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Law, (iv) waive the protection of any attorney-client or other legal privilege, (v) result in the disclosure of any personal information that would expose such Party to the risk of liability or (vi) constitute any invasive testing, sampling or analysis at any property or facility (commonly known as a Phase II)

without that Party’s prior written consent. In the event that the Company or Parent, as applicable, objects to any request submitted pursuant to and in accordance with this Section 7.8 and withholds information on the basis of the foregoing clauses (ii) through (vi), the Company or Parent, as applicable, shall inform the other Party in writing as to the general nature of what is being withheld and shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Each of the Company and Parent, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 7.8 shall be directed to the Person designated by the Company or Parent, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) Nothing in this Section 7.8 will be construed to require any Party, its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information that is not typically prepared in the past practices of such Person.

(d) To the extent that any of the information or material furnished pursuant to this Section 7.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(e) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

7.9 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Company Merger to be approved for listing on the Nasdaq prior to the Closing Date, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

7.10 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint release to be reasonably agreed upon by the Parties. The Company and Parent shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed; provided, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its reasonable best efforts to consult with the other Party on a timely basis and (b) each Party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that is consistent with previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 7.10; provided, further, that the first sentence of this Section 7.10 shall not apply to (x) any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement and (y) internal announcements to employees which are not made public. Notwithstanding anything in this Section 7.10 to the contrary, neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 7.2.

7.11 Employee Benefits.

(a) For at least 12 months following the Effective Time (or, if earlier, the date of termination of employment of a Continuing Employee), Parent shall cause (i) each Service Provider of the Company and its Subsidiaries at the Effective Time who continues to remain employed with Parent or its Subsidiaries following the Effective Time and (ii) each Service Provider of Parent and its Subsidiaries at the Effective Time who continues to remain employed with Parent or its Subsidiaries following the Effective Time (collectively, the “Continuing Employees”) to be provided with (1) an annual base salary or wage rate, as applicable, that is no less favorable than the annual base salary or wage rate, as applicable, provided to each such Continuing Employee immediately prior to the Effective Time, and (2) employee benefits (excluding retention, sale bonus and equity-based compensation) that are no less favorable in the aggregate, than either (x) such employee benefits provided to each such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, or (y) such employee benefits provided by Parent and its Subsidiaries immediately prior to the Effective Time. With respect to any Benefit Plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time and in which such Continuing Employees did not participate prior to the Effective Time (the “New Plans”), for the year in which the Effective Time occurs, Parent shall use commercially reasonable efforts to: (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, (A) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing conditions and actively-at-work requirements would have been waived or satisfied under the analogous Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (B) during the plan year in which the Effective Time occurs, cause any eligible expenses paid by such Continuing Employee and his or her covered dependents under a Benefit Plan during the portion of the plan year prior to the change to the New Plan that is a group health plan to be taken into account under such New Plan that is a group health plan for purposes of satisfying the corresponding deductible, co-insurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (iii) recognize service time of the Continuing Employees with Parent and the Company and their respective Affiliates and predecessors, for purposes of eligibility to participate, vesting credit, entitlement to benefits and determination of level of vacation benefits in any New Plan in which such Continuing Employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the corresponding Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, except where such credit would result in a duplication of benefits or compensation for the same period of service. For at least 12 months following the Effective Time, Parent shall (i) cause each Continuing Employee to be provided with severance and termination benefits that are no less favorable than those benefits set forth on Section 7.11(a) of the Parent Disclosure Letter and (ii) not terminate or amend the Company’s Leadership Severance Program in any manner that would adversely affect the individuals covered or the payments or benefits thereunder.

(b) Parent and the Company expressly agree that the Transactions contemplated by this Agreement shall constitute a “change in control” or “change of control” for purposes of (i) all Parent Benefit Plans, policies, programs or agreements (including but not limited to employment agreements and award agreements under the Parent Stock Plans that includes the term “change in control” or “change of control”, as applicable); and (ii) all Company Benefit Plans, policies programs or agreements (including, but not limited to employment agreements and award agreements under the Company Stock Plans that include the term “change in control” or “change of control”, as applicable).

(c) Prior to making any material written communications intended for broad-based and general distribution to any Service Provider pertaining to compensation or benefit matters that are affected by the Transactions, each Party shall provide the other Party with a copy of the intended communication, the other Party shall have a reasonable period of time to review and comment on the communication, and the relevant party shall consider any such comments in good faith.

(d) Each Continuing Employee who as of immediately prior to the Effective Time is eligible for an annual bonus for 2023 under a Company Benefit Plan or Parent Benefit Plan, as applicable, and who remains employed with Parent or its Subsidiaries through the regular payment date for such bonus, shall be eligible to receive in cash, on such regular payment date, an annual bonus payment in respect of the 2023 performance period in an amount determined based on the level of attainment of the applicable performance measures or the historical administration of such plan under such Company Benefit Plan or Parent Benefit Plan, as applicable.

(e) Subject to Section 7.1 nothing contained in this Agreement is intended to (i) be treated as an amendment, establishment, modification, termination or adoption of any particular Company Benefit Plan, Parent Benefit Plan or other benefit or compensation plan, program, agreement, policy or arrangement, (ii) prevent the Company, Parent, or any of their Affiliates from amending, establishing, modifying, or terminating any of their respective Benefit Plans or other benefit or compensation plan, program, agreement, policy or arrangement in accordance with their terms, or (iii) prevent the Company, Parent, or any of their respective Affiliates, after the Effective Time, from terminating the employment of any Service Provider of the Company or Parent. Nothing contained in this Agreement is intended to create any third-party beneficiary rights in any Service Provider of the Company, Parent or any of their Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof (including any labor union, works council, or other labor organization or employee representative), with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Service Provider of the Company or Parent by the Company, Parent, or any of their respective Affiliates or under any Benefit Plan which the Company, Parent, or any of their respective Affiliates may maintain.

7.12 Certain Tax Matters.

(a) None of Parent, the Company or any of their respective Subsidiaries shall take or cause to be taken, or fail to take, any action, whether before or after the Effective Time, that would, or is reasonably likely to, prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, the Company and their respective Subsidiaries shall take the position, and otherwise shall treat and report, for all Tax purposes that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, unless a contrary position is required by a “determination” within the meaning of Section 1313 of the Code. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Each of Parent and the Company shall use its reasonable best efforts and will cooperate in good faith with one another to obtain the opinion of counsel referred to in Section 8.3(e) and any opinions of counsel in respect of Tax matters required to be filed with the SEC in connection with the filing of the Registration Statement. In connection therewith, Parent shall deliver to Kirkland & Ellis LLP, counsel to the Company (“Company’s Counsel”) (and, if for any reason Parent’s counsel is required to render an opinion (including in a circumstance where Company’s Counsel is unable to render the opinion described in Section 8.3(e)), to Gibson, Dunn & Crutcher LLP (“Parent’s Counsel”)), a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of Parent (the “Parent Tax Representation Letter”), and the Company shall deliver to Company’s Counsel (and, if for any reason Parent’s Counsel is required to render an opinion (including in a circumstance where Company’s Counsel is unable to render the opinion described in Section 8.3(e)), to Parent’s Counsel) a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of the Company (the “Company Tax Representation Letter”).

(c) This Agreement is intended to be, and hereby is adopted as, a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

7.13 Expenses. Except as otherwise provided in Section 9.2(b), Section 9.2(c) or Section 9.2(d), whether or not the First Company Merger is consummated, all Costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses incurred in connection with any filing fees in connection with the HSR Act, any other Antitrust Law and the Registration Statement and the printing and mailing of the Proxy Statement/Prospectus shall be shared equally by the Company and Parent.

7.14 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of this Agreement under applicable Law, the Company’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of the Company or any of its Subsidiaries or any Person who prior to or at the Effective Time served at the request of the Company or any of its Subsidiaries as a director or officer of another Person in which the Company or any of its Subsidiaries has an equity investment, in each case, when acting in such capacity (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) this Agreement or the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Parent and the Surviving Company shall also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable Law, the Company’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall purchase (and pay in full the aggregate premium for) “tail” insurance policies (“Tail Policies”) for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors ‘and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company fails to obtain such “tail” insurance policies as of the Effective Time, Parent shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or Parent shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate as provided in the Company’s existing policies as of the date of this Agreement; provided, that in no event shall the aggregate cost the Tail Policies and the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose for the 2023 fiscal year (which fiscal year 2023 premiums are hereby represented and warranted by the Company to be as set forth in Section 7.14(b) of the Company Disclosure Letter); and provided, further, that if the cost of such insurance coverage exceeds such amount, Parent or the Company shall obtain a policy with the greatest amount of D&O Insurance available for a cost not exceeding such amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 7.14, upon learning of any such Proceeding, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) Parent shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, Parent will not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent elects not to assume such defense or legal counsel or the Indemnified Party advises that there are issues which raise conflicts of interest between Parent and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to it, and Parent shall pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this Section 7.14(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided, however, that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent elects to assume such defense, and Parent shall cooperate in the defense of any such matter if Parent elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent if Parent elects to assume such defense and Parent shall not be liable for any settlement effected without its prior written consent if Parent elects not to assume such defense; (iv) Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e) If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, shall assume all of the obligations set forth in this Section 7.14.

(f) The rights of the Indemnified Parties under this Section 7.14 shall survive consummation of the Mergers and are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any indemnification agreements or other applicable Contracts of the Company or Laws.

(g) This Section 7.14 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.14.

7.15 Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is or may become applicable to the Transactions, each of the Company and Parent and the Company Board and Parent Board, respectively, shall grant such approvals and take such actions as are necessary and legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.16 Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as are reasonably necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company or Parent (including derivative securities) or acquisitions of shares of Parent Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Laws.

7.17 Stockholder Litigation. Each of the Company and Parent shall promptly advise the other Party of any litigation commenced after the date of this Agreement against such Party or any of its directors (in their capacity as such) by any stockholders of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the Transactions, and shall keep the other Party reasonably informed regarding any such litigation. Each of the Company and Parent shall give the other Party the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.18 Parent Sub Stockholder Consent. Parent, in its capacity as the sole stockholder of Parent Sub, will immediately following the execution of this Agreement, execute and deliver to Parent Sub and the Company a written consent approving the adoption of this Agreement and the Transactions, including the Mergers, in accordance with Parent Sub’s Organizational Documents, the DGCL and applicable Law (the “Parent Sub Stockholder Consent”).

7.19 Company Stockholders Agreement. The Company shall, prior to the Effective Time, cause the Company Stockholders Agreement to be terminated and no longer in effect.

7.20 Forum Selection Bylaw. In connection with the approval of this Agreement by the Parent Board, or as soon thereafter as practicable after the date of this Agreement, the Parent Board shall adopt a forum selection bylaw substantially in the form set forth in Exhibit B.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each Party to effect the Mergers is subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained at the Company Stockholders Meeting (or any adjournment or postponement thereof).

(b) Parent Stockholder Approval. The Requisite Parent Vote shall have been obtained at the Parent Stockholders Meeting (or any adjournment or postponement thereof).

(c) Listing. The shares of Parent Common Stock issuable in accordance with this Agreement (including the shares of Parent Common Stock issuable upon the exercise of any Converted Awards) shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(d) Governmental Approvals. Any waiting period (and any extension of such period) under the HSR Act applicable to the Transactions shall have expired or otherwise been terminated, and there shall not be any written agreement in effect with any Governmental Entity not to consummate the Transactions.

(e) Laws or Governmental Orders. No Law or Governmental Order shall be in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.

(f) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

8.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Mergers is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in the first sentence of Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.4(b)(i) (No Violations), Section 5.7(b) (Absence of Certain Changes or Events), and the first, second and third sentences of Section 5.12 (Takeover Statutes; Rights Plans) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) the representations and warranties of the Company set forth in Section 6.6 (Company Capital Structure) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iii) each other representation and warranty of the Company set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in the first sentence of Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.4(b)(i) (No Violations), Section 5.7(b) (Absence of Certain Changes or Events), the second, third and fourth sentences of Section 5.12 (Takeover Statutes; Rights Plans), and Section 6.4(a) (Merger Subs Authority; Approval) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) the representations and warranties of Parent set forth in Section 6.1 (Parent Capital Structure) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iii) each other representation and warranty of Parent set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) Governance Matters. Parent shall have taken the actions necessary to cause the matters set forth in Section 4.1(d) Section 4.1(e), Section 4.1(h) and the first sentence of Section 4.1(k) to be completed and effective as of the Effective Time.

(e) Tax Opinion. The Company shall have received a written opinion from Company’s Counsel (or if Company’s Counsel is unable to deliver such opinion, Parent’s Counsel), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.3(e). Company’s Counsel (or, if applicable, Parent’s Counsel) shall be entitled to rely on the Company Tax Representation Letter and the Parent Tax Representation Letter and such other information as Company’s Counsel (or, if applicable, Parent’s Counsel) reasonably deems relevant.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after receipt of the Requisite Company Vote or the Requisite Parent Vote (with any termination by Parent also being an effective termination by the other Parent Parties), in the following circumstances:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Mergers shall not have been consummated by 5:00 p.m. (Eastern time) on March 14, 2024 (the “Outside Date”); provided, however, that if all the conditions to the consummation of the Merger other than the conditions set forth in Section 8.1(d) or Section 8.1(e) (solely to the extent relating to any Antitrust Law) shall have been satisfied or shall be capable of being satisfied at such time (or to the extent permitted by Law, have been waived), the Outside Date shall be automatically extended for an additional 90 days, which later date shall thereafter be deemed the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such Party;

(ii) if a Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions shall become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used reasonable best efforts to prevent the entry of and to remove such Governmental Order in accordance with Section 7.5; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any Party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such Party; or

(iii) (A) if the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (or, if the Company Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the adoption of this Agreement was taken or (B) if the Requisite Parent Vote shall not have been obtained at the Parent Stockholders Meeting (or, the Parent Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the Share Issuance and the Parent Charter Amendment was taken; provided, however, in each case, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available the terminating Party where the failure to obtain the Requisite Company Vote or the Requisite Parent Vote, as applicable, shall have been caused by the action or failure to act of such Party and such action or failure to act constitutes a material by such Party of this Agreement.

(c) by Parent:

(i) prior to receipt of the Requisite Company Vote, if the Company Board shall have made a Change of Recommendation;

(ii) if at any time prior to the Effective Time, there has been a breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 7.2, as to which Section 9.1(c)(iii) will apply) such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach is not cured within 30 days of receipt by the Company of written notice of such breach by Parent); provided, that the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) shall not be available to Parent if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that Section 8.3(a) or Section 8.3(b) would not be satisfied; or

(iii) if at any time prior to the Effective Time, there has been a material breach by the Company of any of its obligations set forth in Section 7.2.

(d) by the Company:

(i) prior to receipt of the Requisite Parent Vote, if the Parent Board shall have made a Change of Recommendation;

(ii) if at any time prior to the Effective Time, there has been a breach by the Parent Parties of any of their respective representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 7.2, as to which Section 9.1(d)(iii) will apply) such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach is not cured within 30 days of receipt by Parent of written notice of such breach by the Company); provided, that the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) shall not be available to the Company if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that Section 8.2(a) or Section 8.2(b) would not be satisfied; or

(iii) if at any time prior to the Effective Time, there has been a material breach by the Parent Parties of any of their respective obligations set forth in Section 7.2.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of such termination to the other Party.

9.2 Effect of Termination.

(a) Except to the extent provided in Section 9.2(b), Section 9.2(c) and Section 9.2(d), in the event of the valid termination of this Agreement pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement and (ii) the provisions set forth in Article X (Miscellaneous and General), Section 7.13 (Expenses), this Section 9.2 (Effect of Termination) and the Confidentiality Agreement shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) pursuant to (x) Section 9.1(b)(i) (Outside Date), (y) Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained) or (z) Section 9.1(c)(ii) (Company Terminable Breach) and, in any such case:

(A) a bona fide Acquisition Proposal with respect to the Company (whether or not conditional) shall have been publicly announced or otherwise received by the Company Board after the date of this Agreement and prior to the date of the Company Stockholders Meeting, in the case of Section 9.2(b)(i)(y), or the date of termination, in the case of Section 9.2(b)(i)(x) or Section 9.2(b)(i)(z); and

(B) within nine months after the date of such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to the Company or (2) there shall have been consummated any Acquisition Proposal with respect to the Company (in each case of clauses (1) and (2), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2);

(ii) pursuant to Section 9.1(c)(i) (Company Change of Recommendation) or Section 9.1(c)(iii) (Breach of No Shop), then promptly, but in no event later than two Business Days after the date of such termination; or

(iii) pursuant to Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained) (and, at the time of such termination pursuant to Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained), Parent had the right to terminate this Agreement pursuant to Section 9.1(c)(i) (Company Change of Recommendation)), then promptly, but in no event later than, in the case of such termination by Parent, two Business Days or, in the case of such termination by the Company, one Business Day after the date of such termination;

the Company shall, in the case of Section 9.2(b)(i), Section 9.2(b)(ii) or Section 9.2(b)(iii), pay the Company Termination Fee to Parent or its designee by wire transfer of immediately available cash funds to the account designated by Parent in writing. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated:

(i) pursuant to (x) Section 9.1(b)(i) (Outside Date), (y) Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained) or (z) Section 9.1(d)(ii) (Parent Terminable Breach) and, in any such case;

(A) a bona fide Acquisition Proposal with respect to Parent (whether or not conditional) shall have been publicly announced or otherwise received by the Parent Board after the date of this Agreement and prior to the date of the Parent Stockholders Meeting, in the case of Section 9.2(c)(i)(y), or the date of termination, in the case of Section 9.2(c)(i)(x) or Section 9.2(c)(i)(z); and

(B) within nine months after the date of such termination, (1) Parent or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Parent or (2) there shall have been consummated any Acquisition Proposal with respect to Parent (in each case of clauses (1) and (2), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2);

(ii) pursuant to Section 9.1(d)(i) (Parent Change of Recommendation) or Section 9.1(d)(iii) (Breach of No Shop), then promptly, but in no event later than two Business Days after the date of such termination; or

(iii) pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained) (and, at the time of such termination pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained), the Company had the right to terminate this Agreement pursuant to Section 9.1(d)(i) (Parent Change of Recommendation)), then promptly, but in no event later than, in the case of such termination by the Company, two Business Days or, in the case of such termination by Parent, one Business Day after the date of such termination;

Parent shall, in the case of Section 9.2(c)(i), Section 9.2(c)(ii) or Section 9.2(c)(iii), pay the Parent Termination Fee to the Company or its designee by wire transfer of immediately available cash funds to the account designated by the Company in writing. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) In the event that this Agreement is terminated:

(i) pursuant to Section 9.1(b)(iii)(A) (Requisite Company Vote Not Obtained), then promptly, but in no event later than, in the case of such termination by Parent, three Business Days or, in the case of such termination by the Company, one Business Day after the date of such termination, the Company shall pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”) of Parent up to a maximum amount equal to $10,150,000 (the “Expense Amount”), to Parent or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(i) shall be credited (without interest) against any Company Termination Fee if paid to Parent (or its designee) pursuant to the terms of this Agreement;

(ii) pursuant to Section 9.1(b)(iii)(B) (Requisite Parent Vote Not Obtained), then promptly, but in no event later than, in the case of such termination by the Company, three Business Days or, in the case of such termination by Parent, one Business Day after the date of such termination, Parent shall pay all of the documented out-of-pocket Costs of the Company up to the Expense Amount to the Company or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(ii) shall be credited (without interest) against any Parent Termination Fee if paid to the Company (or its designee) pursuant to the terms of this Agreement;

(iii) pursuant to Section 9.1(c)(ii) (Company Terminable Breach), then promptly, but in no event later than, three Business Days after the date of such termination, the Company shall pay all of the documented out-of-pocket Costs of Parent up to the Expense Amount to Parent or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(iii) shall be credited (without interest) against any Company Termination Fee if paid to Parent (or its designee) pursuant to the terms of this Agreement; and

(iv) pursuant to Section 9.1(d)(ii) (Parent Terminable Breach), then promptly, but in no event later than, three Business Days after the date of such termination, Parent shall pay all of the documented out-of-pocket Costs of the Company up to the Expense Amount to the Company or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.2(d)(iv) shall be credited (without interest) against any Parent Termination Fee if paid to the Company (or its designee) pursuant to the terms of this Agreement.

(e) The Parties hereby acknowledge and agree that the agreements contained in this Section 9.2 are an integral part of the Transactions, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to this Section 9.2, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for the fees set forth in this Section 9.2 or any portion of such fees, such paying Party shall pay the other Party its costs and expenses (including reasonable attorneys’ fees, costs and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that the Company Termination Fee or the Parent Termination Fee, as applicable, becomes payable by, and is paid by, the Company or becomes payable by, and is paid by, Parent, as applicable, such fee shall be the receiving Party’s sole and exclusive remedy for damages against the other Party and their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated; provided, however, that no such payment shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. This Article X and the agreements of the Company and Parent contained in Article II, Article III, Section 4.1, Section 7.11, Section 7.12, Section 7.13 and Section 7.14 shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the consummation of the Mergers.

10.2 Amendment; Waiver. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Company and Parent, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Requisite Company Vote, the Requisite Parent Vote or the Parent Consents, no such amendment, modification or waiver shall be made that pursuant to applicable Law or the rules and regulations of the Nasdaq requires further approval of the stockholders of the Company, the stockholders of Parent or the stockholders of Parent Sub, as applicable, without such further approval. The conditions to each of the respective parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN, ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that it shall bring any action or Proceeding in respect of any claim arising under or relating to this Agreement or the Transactions exclusively in the Court of Chancery for the State of Delaware in and for New Castle County, Delaware (or, in the event that such court does not have subject matter jurisdiction over such action or Proceeding, the United States District Court for the District of Delaware) (the “Chosen Court”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (ii) waives any objection to the laying of venue in any such action or Proceeding in the Chosen Court, (iii) waives any objection that the Chosen Court is an inconvenient forum or does not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).

10.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Court without necessity of posting a bond or other form of security. In the event that any action or Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

10.6 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party hereto to the other parties hereto shall be in writing and shall be deemed to have been duly given when (a) served by personal delivery or by an internationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by e-mail; provided, that no “bounce back” or similar message of nondelivery is received with respect thereto:

If to the Company:

NexTier Oilfield Solutions Inc.

3990 Rogerdale Rd.

Houston, Texas 77042

Attention:    Kevin McDonald

E-mail:        Kevin.McDonald@nextierofs.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:  Sean T. Wheeler, P.C.

Adam D. Larson, P.C.

Camille Walker

E-mail:      Sean.Wheeler@kirkland.com

Adam.Larson@kirkland.com

Camille.Walker@kirkland.com

If to any Parent Party:

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N, Suite 800

Houston, Texas 77064

Attention:    General Counsel

E-mail:        legalnotice@patenergy.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention:  Tull Florey

E-mail:      TFlorey@gibsondunn.com

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

10.7 Definitions.

(a) For purposes of this Agreement, the following terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“Acquisition Proposal” means (i) any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or Parent, as applicable, or any of their respective Subsidiaries and involving, directly or indirectly, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries of the Company or Parent, as applicable), or (ii) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or Parent, as applicable, or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company or Parent, as applicable, in each case of clauses (i) and (ii), other than the Transactions; provided, that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to a Regulatory Remedy in accordance with Section 7.5(c) shall not be deemed an Acquisition Proposal.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other United States or non-United States, including state, national, or supranational, antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit Plan” means any benefit or compensation plan, program, policy, agreement or other arrangement providing benefits or compensation to any current or former employee, officer, service provider or director of the Company or Parent or any of their respective Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or Parent or any of their respective Subsidiaries or to which the Company or Parent or any of their respective Subsidiaries contributes or is obligated to contribute, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, equity purchase, equity option, severance, employment, change of control, health, welfare, retirement, or fringe benefit plan, program, agreement, arrangement or policy.

“Business Day” means any day ending at 11:59 p.m. (Eastern time) other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized by Law to be closed.

“Company Benefit Plan” means any Benefit Plan that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute or to which the Company or any of its Subsidiaries has any current or contingent liability.

“Company Credit Agreements” means (a) the Second Amended and Restated Asset-Based Revolving Credit Agreement, dated October 31, 2019, by and among the Company, Keane Group Holdings, LLC, as the lead borrower, certain other subsidiaries of the Company, as additional borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time and (b) the Term Loan Agreement, dated May 25, 2018, by and among Keane Group Inc., as the parent, Keane Group Holdings, LLC, as the lead borrower, the subsidiary guarantors party thereto, Barclays Bank PLC, as administrative agent and collateral agent, and the lenders from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries, or the Company or its Subsidiaries, as applicable.

“Company Option Award” means each award of stock options that has been granted under the Company Stock Plans.

“Company PSU Award” means each award of performance restricted stock units and each award of cash-settled performance units, in each case, that has been granted under the Company Stock Plans.

“Company Restricted Stock Award” means each award of restricted shares that has been granted under the Company Stock Plans.

“Company RSU Award” means each award of restricted share units granted under the Company Stock Plans.

“Company Stockholders Agreement” means the Second Amended and Restated Stockholders’ Agreement, dated as of October 31, 2019, by and among Keane Group, Inc. and the signatory parties thereto, as may be amended from time to time.

“Company Stock Plans” means, collectively, (a) Keane Management Holdings LLC Management Incentive Plan, (b) NexTier Oilfield Solutions Inc. (Former C&J Energy) Management Incentive Plan, dated effective October 31, 2019 (c) the C&J Energy Services, Inc. 2017 Management Incentive Plan, and (d) the NexTier Oilfield Solutions Inc. Equity and Incentive Award Plan, each as may be amended from time to time, and any other plans or arrangements of the Company providing for the compensatory grant of equity, equity-based, phantom, or other long-term incentive awards.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held in connection with the Mergers, as may be adjourned or postponed from time to time.

“Company Termination Fee” means an amount in cash equal to $60,875,000.

“Contract” means any oral or written contract, subcontract, agreement, lease, license, sublicense, note, mortgage, indenture, arrangement or other binding obligation.

“DTC” means The Depositary Trust Company.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Environmental Law” means any Law in effect on or prior to the Closing Date relating to: (a) the protection of the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or natural resources, (b) the handling, use, disposal, Release or threatened Release of, or exposure to any Hazardous Materials or (c) pollution, contamination or public or worker health and safety (arising from exposure to any Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means any shares of Company Common Stock owned by Parent, the Company or their respective Subsidiaries immediately prior to the Effective Time, excluding any such shares of Company Common Stock owned by a Company Benefit Plan or held on behalf of third parties.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator (public or private) or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling or award entered by or with any Governmental Entity.

“Hazardous Materials” means (a) petroleum, petroleum products and by-products or wastes, asbestos and asbestos-containing materials, polychlorinated biphenyls, mold, urea formaldehyde foam insulation, radon gas or related materials, per- and polyfluoroalkyl substances and radioactive substances and (b) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited or regulated by or pursuant to, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among any of the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or financial covenants of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual and industrial property rights anywhere in the world (whether foreign, state or domestic, registered or unregistered), including rights arising under or with respect to: (i) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisional, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trade dress, logos, Internet domain names, uniform resource locators, social and mobile media identifiers and other similar identifiers of origin, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights, mask works, rights under copyrights and corresponding rights in, industrial designs, and works of authorship (including computer software and documentation), applications, source code and object code, and databases, other compilations of information, whether registered or unregistered, and any registrations, renewals and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including in any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, and (v) all other intellectual and industrial property rights recognized by applicable Law.

“Intervening Event” means any material Effect that was not known or reasonably foreseeable by the Company Board or the Parent Board, as applicable, on the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of this Agreement), which Effect or consequences, as applicable, become known by such board of directors prior to the time the Company receives the Requisite Company Vote or Parent receives the Requisite Parent Vote, as applicable; provided, that (i) in no event shall the receipt, existence or terms of an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an Intervening Event has occurred, (ii) in no event shall any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, as applicable, or the fact that the Company or Parent, as applicable, meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an Intervening Event has occurred, (iii) in no event shall any Effect resulting from any action taken or omitted by the Company or

Parent, as applicable, that is required to be taken or omitted by the Company or Parent, as applicable, pursuant to this Agreement (other than with respect to any obligation of the Company or Parent, as applicable, in accordance with Section 7.1) be taken into account for purposes of determining whether an Intervening Event has occurred, or (iv) in no event shall any Effect resulting from changes after the date of this Agreement in general economic or business conditions in the United States or elsewhere in the world (including the prices of oil, gas, natural gas, condensates or natural gas liquids, refined products or other commodities for the Parties’ raw material inputs and end products) be taken into account for purposes of determining whether an Intervening Event has occurred.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, networks, data communications lines and all other information technology equipment and all associated documentation.

“Knowledge” means (a) with respect to the Company or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(a) of the Company Disclosure Letter and (b) with respect to Parent or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(a) of the Parent Disclosure Letter, in each case after reasonable inquiry.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” with respect to the Company or Parent, means all leasehold or sublease hold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in Real Property held by the Company and any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable.

“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Material Adverse Effect” with respect to the Company or Parent, means any Effect that (a) is materially adverse to the business, condition (financial or otherwise) or results of operations of such Party and its Subsidiaries, taken as a whole, or (b) prevents or materially delays the ability of such Party to consummate the Transactions; provided, however, that, for purposes of the foregoing clause (a) only, none of the following, alone or in combination, shall be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or (2) political, regulatory or business conditions in any jurisdiction in which such Party or any of its Subsidiaries has material operations or where any of such Party’s or any of its Subsidiaries’ products or services are sold;

(B) Effects that are the result of factors generally affecting the oil and gas services industry, including changes in or Effects generally affecting the prices or supply and demand of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such Party and its Subsidiaries operate;

(C) any loss of, or adverse Effect in, the relationship of such Party or any of its Subsidiaries, contractual or otherwise, with customers, suppliers, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the Transactions:

(D) the performance by any Party of its obligations to the extent expressly required under this Agreement;

(E) any action taken (or not taken) by such Party or any of its Subsidiaries at the written request of the other Party, which action taken (or not taken) is not required under the terms of this Agreement;

(F) changes or modifications, and prospective changes or modifications, in GAAP or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(G) any failure, in and of itself, by such Party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided, that the exception in this clause (G) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (F) or (H) and (I));

(H) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak or worsening of illness, pandemic or other public health event or any other force majeure event, whether or not caused by any Person;

(I) (1) a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such Party on the NYSE or the Nasdaq, as applicable, or (2) any ratings downgrade or change in ratings outlook for such Party or any of its Subsidiaries; provided, that the exceptions in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (H));

provided, that, with respect to clauses (A), (B), (F) and (H), such Effect may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such Effect disproportionately adversely affects such Party and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, of comparable size, operating in the industries in which such Party and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Material Adverse Effect has occurred.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.

“Nasdaq” means The Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is in the ordinary course of business and consistent with the past practices of such Person.

“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” with respect to the Company or Parent, means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company and any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable.

“Parent Benefit Plan” means any Benefit Plan that is sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute or to which Parent or any of its Subsidiaries has any current or contingent liability.

“Parent Charter” means the Restated Certificate of Incorporation of Parent, dated as of October 14, 1993, as amended from time to time.

“Parent Credit Agreement” means the Amended and Restated Credit Agreement dated March 27, 2018 among Parent, as borrower, Wells Fargo Bank, National Association, as administrative agent, letter of credit issuer, swing line lender and lender and each of the other letter of credit issuers and lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Parent Stock Plans” means (a) the Patterson-UTI Energy, Inc. 2005 Long-Term Incentive Plan, (b) the Patterson-UTI Energy, Inc. 2014 Long-Term Incentive Plan and (c) the Patterson-UTI Energy, Inc. 2021 Long-Term Incentive Plan, each as may be amended from time to time, and any other plans or arrangements of the Company providing for the compensatory grant of equity, equity-based, phantom, or other long-term incentive awards.

“Parent Stockholders Meeting” means the meeting of stockholders of Parent to be held in connection with the Mergers, as may be adjourned or postponed from time to time.

“Parent Termination Fee” means an amount in cash equal to $72,980,000.

“Permitted Encumbrances” means: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Encumbrances, if any, arising or incurred in the Ordinary Course that (A) relate to obligations as to which there is no default on the part of the Company, Parent or any of their Subsidiaries, as applicable, and that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as currently conducted or (B) are being contested in good faith through appropriate Proceedings; (ii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course; (iii) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Encumbrances (other than those constituting Encumbrances for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (iv) Encumbrances for Taxes or other governmental charges (A) that are not yet due or payable or (B) that are being contested in good faith through appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (v) Encumbrances supporting surety bonds, performance bonds and similar obligations issued in the Ordinary Course in connection with the businesses of the Party and its Subsidiaries; (vi) Encumbrances not created by the Party or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property (in the case of the Company) or Parent Leased Real Property (in the case of Parent); (vii) Encumbrances that are disclosed on the most recent consolidated balance sheet of the Party included in the Reports or notes thereto or securing liabilities reflected on such balance sheet; (viii) Encumbrances arising under or pursuant to the Organizational Documents of the Party or any of its Subsidiaries; (ix) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (x) as to Parent or the Company, Encumbrances resulting from any facts or circumstances relating to the other Party or any of its Affiliates; (xi) Encumbrances that do not and would not reasonably be expected to materially impair the continued use of such Party’s Owned Real Property or Leased Real Property as presently operated; (xii) non-exclusive licenses to Intellectual Property granted in the Ordinary Course; (xiii) restrictions or exclusions that would be shown by a current title report or other similar report; (xiv) Encumbrances securing the obligations of such Party and its Subsidiaries under the Company Credit Agreements and the Parent Credit Agreement, as applicable, and (xv) specified Encumbrances described in Section 10.7(a) of such Party’s Disclosure Letter.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means any information that, directly or indirectly, identifies, describes or can be linked to a natural person, or any information that is otherwise considered personal information, personal data, or personally identifiable information under applicable Law.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into, on, under or through the environment.

“Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

“Service Provider” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or Parent or any of their respective Subsidiaries, as applicable.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the securities or ownership interests of such other Person is directly or indirectly owned or controlled by such Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (except that the references in the definition thereof to “20% or more” shall be deemed to be references to “50% or more”) made after the date of this Agreement that the Company Board or the Parent Board, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor (i) would, if consummated, result in a transaction more favorable (including, without limitation, from a financial point of view) to the Company’s stockholders or Parent’s stockholders, as applicable, than the Transactions and (ii) is reasonably likely to be consummated on the terms proposed, in the case of clauses each (i) and (ii), taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board or the Parent Board, as applicable, including any revisions to the terms of this Agreement proposed by the Company or Parent, as applicable, pursuant to Section 7.2(e)(ii).

“Tax” means all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, conservation, fuel, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns), including amendments or modifications thereto, supplied to or required to be supplied to a Tax authority relating to Taxes.

“Trading Day” means any day on which shares of Parent Common Stock are traded on the Nasdaq.

“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.

“Willful Breach” means a material breach of this Agreement that is the result of a willful, deliberate or intentional act or failure to act where the breaching party has actual knowledge that the taking of such act or failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

Index of Defined Terms

Agreement	4
Alternative Acquisition Agreement	46
Applicable Date	19
Approvals	18
Bankruptcy and Equity Exception	18
Board Recommendation Notice	47
Book-Entry Share	7
Certificate	7
Change of Recommendation	46
Chosen Court	71
Closing	6
Closing Date	6
COBRA	23
Code	5
Company	4
Company Board	4
Company Common Stock	4
Company Designees	14

Company Disclosure Letter	17
Company Equity Awards	8
Company Preferred Stock	37
Company Recommendation	38
Company Tax Representation Letter	60
Company’s Counsel	59
Confidentiality Agreement	85
Consents	52
Continuing Employees	57
Converted Awards	8
Converted Option Award	7
Converted PSU Award	8
Converted RSU Award	8
Costs	69
D&O Insurance	61
Delaware Secretary of State	5
DGCL	5
Disclosure Letter	17
DLLCA	5
Effective Time	5
Eligible Shares	7
Encumber	35
Encumbrance	35
Exchange Agent	9
Exchange Fund	9
Exchange Ratio	7
Expense Amount	69
Filings	18
First Certificate of Merger	5
First Company Merger	4
GAAP	20
Governance Period	16
Governance Policy	16
Indemnified Parties	60
Insurance Policies	30
IRS	22
Letter of Transmittal	9
LLC Sub	4
Material Contract	32
Measurement Date	35
Merger Consideration	7
Mergers	4
New Board	14
New Plans	57
Non-DTC Book-Entry Share	9
Non-U.S. Benefit Plans	23

Outside Date	66
Parent	4
Parent Board	4
Parent Charter Amendment	17
Parent Common Stock	4
Parent Consents	5
Parent Designees	14
Parent Disclosure Letter	17
Parent Equity Awards	35
Parent Option	35
Parent Parties	4
Parent Preferred Stock	35
Parent PSU	35
Parent Recommendation	36
Parent RSU	35
Parent Sub	4
Parent Sub Stockholder Consent	63
Parent Tax Representation Letter	59
Parent’s Counsel	59
Parties	4
Party	4
Proxy Statement/Prospectus	49
Registration Statement	49
Regulatory Remedy	54
Reports	19
Representatives	44
Requisite Company Vote	18
Requisite Parent Vote	18
Sanctioned Person	25
SEC	8
Second Certificate of Merger	6
Second Company Merger	4
Second Company Merger Effective Time	6
Section 203	26
Securities Act	8
Share Issuance	17
Surviving Company	4
Surviving Corporation	4
Tail Period	60
Tail Policies	60
Takeover Statute	62
Transactions	4

10.8 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated as of May 5, 2023, between the Company and Parent (the “Confidentiality Agreement”), constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, understandings and representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

10.9 Third-Party Beneficiaries. The Company and Parent hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except with respect to (i) Section 4.1(d) (Board of Directors of Parent), Section 4.1(e) (Officers of Parent), Section 4.1(g) (Post-Closing Integration), Section 4.1(h) (Committees of the New Board) and Section 4.1(k) (Governance Period), (ii) Section 7.14 (Indemnification; Directors’ and Officers’ Insurance) and (iii) after the Effective Time and subject to the consummation of the Mergers, the provisions of Article II relating to the payment of the Merger Consideration, and any cash in lieu of any fractional shares payable pursuant thereto, which shall inure to the benefit of, and be enforceable by, holders of Eligible Shares and Company Equity Awards as of immediately prior to the Effective Time to the extent necessary to receive the consideration and amounts due to such Persons thereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement, the Closing Date or as of any other date.

10.10 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.11 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future Service Provider, incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of

their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions.

10.12 Severability. The provisions of this Agreement shall be deemed severable, and the illegality, invalidity or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, insofar as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) neither the remainder of this Agreement and the application of such provision to other Persons or circumstances shall be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Currency amounts referenced herein are in U.S. Dollars.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d) Documents or other information or materials will be deemed to have been “made available” by the Company or Parent, as applicable, if such documents, information or materials have been (i) posted to the “Project Noon” virtual data rooms managed by Parent hosted with DFS Venue and by the Company hosted by Datasite, in each case prior to 5:00 p.m. Eastern time on the day prior to the date of this Agreement or (ii) filed with or furnished to the SEC and available on the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(f) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of the other Party.

10.15 Disclosure Letters.

(a) The Disclosure Letters are arranged in separate parts corresponding to the numbered and lettered Sections contained in this Agreement respectively. The information disclosed in any numbered or lettered Section of each Disclosure Letter, shall be deemed to relate to and to qualify any other Section of such Disclosure Letter, to the extent that the relevance of such item to such other Section of such Disclosure Letter is reasonably apparent on its face. Where the terms of a Contract or other disclosure item have been referenced, summarized or described, such reference, summary or description does not purport to be a complete statement of the material terms of such Contract or disclosure item and such disclosures are qualified in their entirety by the specific details of such Contract or disclosure item.

(b) The mere inclusion of any information in a Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the such Disclosure Letter, that such information is required to be listed in such Disclosure Letter or that such items are material to the disclosing party. No disclosure in the Disclosure Letters relating to any possible or alleged breach or violation of applicable Law or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any party hereto or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in a Disclosure Letter, the disclosing party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The headings, if any, of the individual sections of each Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter are qualified in their entireties by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or the Parent Parties, as applicable, except as and to the extent provided in this Agreement.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Disclosure Letters is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties hereto to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

10.16 Exclusive Remedy. Except in the case of fraud, the parties hereto acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the provisions set forth in this Agreement. In furtherance of the foregoing, except in the case of fraud, each party hereto hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, including with respect to the Comprehensive Environmental Response, Compensation, and Liability Act and any other Environmental Law, except pursuant to the provisions set forth in this Agreement.

[The remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

NEXTIER OILFIELD SOLUTIONS INC.

By:	/s/ Robert W. Drummond
Name: Robert W. Drummond
Title: Chief Executive Officer

PATTERSON-UTI ENERGY, INC.

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: President and Chief Executive Officer

PECOS MERGER SUB INC.

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: President and Chief Executive Officer

PECOS SECOND MERGER SUB LLC

By:	/s/ William A. Hendricks, Jr.
Name: William A. Hendricks, Jr.
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Governance Policy

The Board of Directors (the “Board”) of Patterson-UTI Energy, Inc. deems it advisable and in the best interest of the Company to agree to certain requirements of the Board defined in this Exhibit A to be effective from the Effective Time and until the end of the Governance Period. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

1.

Board Size. The Board shall take all necessary action to cause, as of the Effective Time, the number of directors constituting the full board of directors of Parent to be 11 members in order to appoint: (A) six directors of the Parent Board (at least five of whom (and any replacements thereof) shall be independent), which shall include the Chief Executive Officer of Parent as of immediately prior to the Effective Time (the “Parent Directors”); and (B) five directors of the Company Board (at least four of whom (and any replacements thereof) shall be independent), which shall include the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time (the “Company Directors”).

2.	Chairman. The Chairman of the Parent Board as of immediately prior to the Effective Time shall be appointed to serve as Chairman of the Board.

3.

Re-Election. The Parent Directors and Company Directors shall (unless and until any of the circumstances set out in Article II, Section 3 or Section 4 of the Parent Bylaws arises and subject to this Section 3) serve as directors of Parent during the Governance Period. For the first and second Annual Meetings of the Stockholders following the Effective Time (the “Applicable Meetings”), except as provided in this Section 3, the Nominating and Corporate Governance Committee and the Board shall nominate, recommend and designate the Parent Directors and Company Directors then on the Board for re-election (the “Recommended Slate”). The Board and the Nominating and Corporate Governance Committee shall take all action necessary to ensure the election of the Recommended Slate at the Applicable Meeting. Notwithstanding the foregoing, if the Nominating and Corporate Governance Committee, by unanimous vote, determines not to nominate any Parent Director or Company Director for re-election at an Applicable Meeting, such director shall not be nominated, recommended or designated for re-election; provided, that, if the applicable director is a member of the Nominating and Corporate Governance Committee, then the vote required not to nominate such director for re-election shall be the unanimous vote of the other members of such Committee and the unanimous vote of the members of the Board other than such director.

4.

Vice Chairman. Subject to the following paragraph, the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time shall be appointed the Vice Chairman of the Board (including any successor appointed pursuant to the terms hereof, the “Vice Chairman”) for the Governance Period.

Exhibit A

If the President and Chief Executive Officer of the Company as of immediately prior to the Effective Time is unable or unwilling to serve at any time (including in circumstances where he is not re-elected as a director of Parent at an Applicable Meeting or is otherwise no longer serving as a director of Parent due to any of the circumstances set out in Article II, Section 3 or Section 4 of the Parent Bylaws), then a non-executive vice chairman may be appointed by the Board from among the independent Company Designees. For so long as there is a Vice Chairman, the Board shall take all action to appoint a Company Designee to such position.

5.

Executive Committee. The Board shall take all necessary action to cause, as of the Effective Time and for the duration of the Governance Period, the Chairman, Vice Chairman and Chief Executive Officer of Parent to be the sole members of the Executive Committee of the Board (the “Executive Committee”). The Executive Committee shall be authorized by the Board to exercise all powers of the Board in the intervals between meetings of the Board, except for those powers prohibited by statute from being delegated. The Executive Committee shall provide oversight in the areas of safety, operational and financial performance of Parent and provide oversight to the execution of the strategy, business objectives and targets established by the Board. All actions of the Executive Committee shall be presented to the full Board and reviewed after the fact by the full Board at its meeting next succeeding such action. The Executive Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Board.

6.

Committee Designees. The Board shall take all necessary action to cause, as of the Effective Time and for the duration of the Governance Period, (i) the Nominating and Corporate Governance Committee of the Board to consist of an equal number of Parent Designees and Company Designees and (ii) cause each other committee of the Board to consist of at least one Company Designee, such that the membership of all committees (excluding the Executive Committee) of the New Board, taken as a whole, consists of an equal number of Parent Designees and Company Designees.

*****

Exhibit A

Exhibit B

Forum Selection Bylaw

ARTICLE XI

Forum for Adjudication of Disputes

Section 1. Forum. Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of this Article XI, internal corporate claims means claims, including claims in the right of the Corporation: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the General Corporation Law of the State of Delaware confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Section 2. Enforceability. If any provision of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

Exhibit B